# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

**Water Markets, LLC**

**10004 Wurzbach Rd, #159**
**San Antonio, TX 78230**

https://watermarkets.us/



**1869 units of Class C Units**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# THE OFFERING

Maximum 20,000* Class C Units ($107,000)

*Maximum subject to adjustment for bonus units. See Bonuses below*

Minimum 1,869 Class C Units ($9,999.15)

| | |
|---|---|
| **Company** | Water Markets, LLC |
| **Corporate Address** | 10004 Wurzbach Rd #159, San Antonio Texas 78230 |
| **Description of Business** | Water Markets is an analytics company focused on water resources. |
| **Type of Security Offered** | Class C Units |
| **Purchase Price of Security Offered** | $5.35 |
| **Minimum Investment Amount** (per investor) | $101.65 |

## Investment Perks* and Bonuses

**Invest $500** and get free basic subscription access to WaterNinja for 2-years.

**Invest $1,000** and get free premier subscription access to WaterNinja for 2-years.

**Invest $2,500** and get free premier subscription access to WaterNinja for 2-years and one free comprehensive State of the US Water Report.

**Invest $5,000** and get 2.0% bonus units.

**Invest $10,000** or more and get 3.0% bonus units.

*All perks occur after the offering is completed.*

## The 10% Bonus for StartEngine Shareholders

Water Markets, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class C Units at $5.35 / unit, you will receive 110 Class C Units, meaning you'll own 110 units for $535. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


**THE COMPANY AND ITS BUSINESS**


## The company's business

### Description of Business

Water Markets LLC is a data analytics and technology company. Our specialty is water sector market data such as title, ownership, and transaction prices. Our multi-jurisdictional model and pilot database create a standard for (1) water title and permitted rights that underpin the water industry supply chain, and (2) price of transacted water rights and water supply. Our proprietary intellectual property is the foundation of our analytics and technology solutions.

WaterNinja, our first scaleable product, is currently in beta-stage development. This means we have proof of concept. We have proven highly complicated data from hundreds of government regulators can be standardized and tracked. Our platform has search and retrieve functionality for water rights in nine (9) states and we have collected and are ready to process data for an additional thirty (30) US states. If we are successful in raising sufficient capital we believe we can complete the whole country in less than 2-years.

Functionality allows users to search for and extract water rights data by location because we use the Google address engine to power the location functionality. The next release will add analytical content, like the kind you are seeing here, and will expand functionality for users to be able to more easily identify market trends. We anticipate next version release in late 2019. As we develop content for the system we will leverage our intellectual property into a digital marketing campaign.

Management's philosophy is to take the time to build a strong foundation first. Before we can implement blockchain we need to scale our existing platform and increase the number of subscribers. This will be a requirement to gain support in the blockchain community as our current platform will be considered a minimum viable product. In other words, we need to scale the application first, implement blockchain second.

We are currently in research and development stage on how best to implement blockchain technology. The technical complexity of bringing our intellectual property database to blockchain is the easy part. Implementing a blockchain strategy with the fast pace of changes governing the legal, accounting, and security requirements is much more of an issue than the technology itself. We are excited about the potential of blockchain and have begun to recruit experts to help us on our way.

### Sales, Supply Chain, & Customer Base

We offer market research and analytics consulting services, typical clients are large corporations, estate tax lawyers, utilities and cities, water developers and financiers. Based on our experience in the water sector we designed an information model that seeks to make widely available at a low cost critical market data governing water and wastewater rights and transactions. Management anticipates the customer base for the product subscription service will be similar to our services line of business but also include individuals and corporations engaging in and facilitating real estate transactions. Our first scalable web application was launched in 2018 and it rests on a database model that standardizes water rights data in the United States. WaterNinja beta (https://waterninja.com/sales/) allows users to research water rights by location, as simple as searching Google for a store. We are developing WaterNinj as a showcase for analytics and market research which allows us to leverage our data model in the blockchain. Blockchain technology has huge potential for water sector supply chain management. Our research and development team is working on a blockchain project named AquaBit™ (http://aquabit.io/). Water Markets is the operating arm of the project and demonstrates the minimum viable product necessary for a token economy through our intellectual property. By moving our data into the blockchain we anticipate expanding our data reach globally.

### Competition

There is no clear leader in the water sector information services industry. Water Markets LLC seeks to establish a niche as creators of new original and proprietary content and tools. Our closest competition are two small consulting and application development firms.

Our primary competition is a firm named Ponderosa Advisors, website found here: https://www.b3insight.com/. Colorado based, and according to their website "the largest integrated water and land information platform in the country. We connect thousands of users to water rights, groundwater, streamflow, and land information in an intuitive, map-based research system." Ponderosa Advisors currently has fewer states in its geographic coverage than what Water Markets LLC has built in our beta phase. Product platform in 5 states: Texas, California, Montana, Colorado, and Wyoming.

Additionally, Ponderosa Advisors prices access to its water application into multiple thousands of dollars per year, effectively ignoring all but the largest firms in its business model. Sources of Revenue include platform subscriptions, consulting, and market research.

Our secondary competition is a firm named Westwater Research, website found here: www.waterexchange.com. Idaho based, and according to their website they are "an economic consulting firm specialized in pricing, valuation, and transaction advisory services for water rights and water resource development". Westwater Research advertises water rights acquisition price data for 19 states and currently licenses data to Granular, a Farm Management Software company, on www.acrevalue.com.

Westwater Research is not currently building any products, seeking instead to further develop their revenue through services like water brokerage, appraisals, and data licensing. Westwater Research were a buyers' agent for government acquisition projects in Phoenix and Los Angeles

*Liabilities and Litigation*

The company has no liability or litigation.

**The team**

**Officers and directors**

| Anastasia Valdes | Founder, Managing Director, Chief Information Officer, President |
|---|---|
| Gregory Goodrich | Chairman |
| Adelita Anderson | Board Secretary and Records Director |

Anastasia Valdes
Water Markets LLC started with an idea. After almost 10 years working within the water industry Anastasia saw a niche that was in need of further development, thus Water Markets LLC was born. Anastasia is full time and dedicated to achieving the vision. Anastasia has a Master's Degree in Urban Planning Design and Development from Cleveland State University and a Bachelors in Anthropology from the University

of Florida. Previous positions include Managing Director of Texas Water Exchange from 2014-2017 where she led a team of water brokers and transaction consultancy. In 2017 Water Markets LLC was founded and Anastasia has been working full time since then to bring data and analytics and technology solutions to water security.

Gregory Goodrich

Greg has been with Anastasia and Water Markets LLC since the beginning. Greg is responsible for board facilitation, process development and the fund-raising campaign allowing WMLLC to go from planning to implementation. Greg Goodrich has successfully completed multi-million dollar projects for the Armed Forces, as an executive in the public utility arena and finally in the non-profit industry as an Executive Board Vice Chairman. Greg has a Master's Degree in Public Administration, with Non-Profit Leadership and Management Certificate from UTSA. Previous positions include Board Member of Texas Water Exchange from 2014-2017. Greg is also Elder Pastor of Kingdom Life Church which has been his primary position since 2008. Greg is currently part time with the company since 2017 working hours as needed but not less than 15 per week.

Adelita Anderson

On board with Anastasia and Water Markets LLC since the beginning. Adelita is an attorney by trade and brings in experience in corporate restructuring and Human Resources. She received her law degree from St. Mary's University School of Law and holds a master's degree in Industrial Organizational Psychology. Adelita's solid legal counsel provides the foundation for our executive decision-making process and she maintains our corporate records structure. Adelita is currently part-time with the company working hours as needed but not less than 15 per week. Adelita is primarily a General Practitioner Attorney working in South Central Texas with the firm Cavada Law from 2018 to present. Previously she was an attorney at Daw & Ray LLP (Oct 2017 - Dec 2018) as Attorney and General Council at Texas Water Exchange from 2016 to 2017.

Number of Employees: 7

**Related party transactions**

The company has not conducted any related party transactions.

### RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product.
- **There are large information service companies who may be in a better position to take the majority of the market.** Large information services companies like Google, Amazon, and IBM are not currently considered competition. If any of

these large companies decided to enter the water sector information sector they may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us.

- **Any valuation at this early stage is speculation.** Management is not saying the company is worth a specific amount. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Your investment could be illiquid for some time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the information services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial coin offering is a potential path for the Company, it is not likely to impact the liquidity of this investment. Similarly, we do not expect to issue distribution to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide certain essential business functions for us, including open source code, plug-ins, digital security, and transaction processing. Additionally we rely on the advice from professional for accounting, legal work, public relations, advertising, and securities work. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses.

- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to kick start growth from the investments we will make into digital marketing following this offering. However, it is possible that our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **We may face technological challenges.** Blockchain technology is early stage and rapidly developing. We may discover adoption of blockchain technology faces macro-level challenges, and/or develops rapidly and technology and tools adopted in conversion of our intellectual property are quickly replaced in favor of new innovation. That could necessitate the development of a new product architecture that could take additional time to go from concept to product. This could happen at any point in the blockchain development cycle and could result in a significant delay to achieving the next generation product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to delay development to adopt a new innovation of blockchain into our product, that could create significant delays and adversely impact the value of your investment.

- **Our new products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch a low priced product and that it will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our members and will have no such right.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Anastasia Valdes, 82.0% ownership, Class A Interests

### Classes of securities

- Class A Interests: 476,240

#### *Class A Interests*

The Interests of the Company include 700,000 Class A Interests. The number of currently issued units is: 476,240 Class A Interests. Water Markets LLC capital allocation or equivalent is based on and includes sweat equity, cash and goodwill. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

#### Voting Rights

Class A members are voting members on the Board of Managers. Class A Members are responsible for the management and governance of the Company. The Company has a seven member board of managers.

#### Distribution Rights

The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that unit-holders may not receive any return on their investment from distributions. Class A Interests are entitled to the profits and losses of the Company which shall be allocated to each member of the company on the basis of the agreed value of the contributions made by each member. The payment of Distributions and Allocations will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of managers considers relevant.

#### Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class A Interests are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

**Rights and Preferences**

Class A Voting. Class A Members may attend any meeting, or vote on any matter to which they are entitled to vote, in person, by proxy or by telephone. Each Class A Member shall be entitled to one vote for each Class A Interest held by such Member, unless otherwise provided in this Agreement. Holder(s) of a majority of the Class A Interests, represented in person, by proxy, by email, or by telephone, shall constitute a quorum. If a quorum is present, the affirmative vote of holder(s) of a majority of the Class A Interests represented at the meeting (a "Majority Vote") shall be the act of the Class A Members, unless otherwise provided herein.

Class A Voting Matters. The following voting matters (the "Class A Voting Matters") are specifically reserved to the Class A Interests and no other Interests shall be entitled to vote or comment on such Class A Voting Matters:
(1) The election of SEVEN (7) Managers to the Board of Managers (and any removal or replacement thereof);
(a) Anastasia Valdes (Founder) reserves total authority in the appointment of FOUR (4) Managers to the Board of Managers; and
(2) Any matters affecting all Class Interests; and
(3) Any matters involving the admission of a Class A Member or the amendment, issuance, sale, transfer, pledge or assignment of a Class A Interest or any rights therein.

Class A Member Consents and Limitations of Powers. Notwithstanding the provisions of Section 4.4 of the Operating Agreement, the Board of Managers shall not take any of the following actions without first obtaining, and the following actions shall require, the affirmative vote of holder(s) of more than 50% of the Class A Interests:

(a) Enter into any sale, transfer, license or similar arrangement concerning any intellectual property of the Company outside of the ordinary course of business; or

(b) Enter into any merger, sale, acquisition or similar business arrangement involving the Interests or substantially all of the assets of the Company;

(c) Elect to dissolve the Company;

(d) Amend this Agreement;

(e) Appoint or remove any Board of Managers or co-Board of Managers or increase or decrease the number of Board of Managers;

(f) Create, offer, issue or sell any Interests, notes, options, warrants, convertible, preferred or other debt or equity interests of any class or kind in the Company

("Securities");

(g) Enter into any partnership, joint venture, limited liability company, corporation or similar business arrangement not wholly owned by the Company;

(h) Enter into any loan, lease, credit, borrowing, guaranty, indemnity, or similar business arrangements or grant any security interest, which arrangement or security interest involves amounts, individually or in the aggregate during any twelve- month period, in excess of $5,000,000;

(i) Bring and defend actions at law or in equity, and to pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company which involve amounts, individually or in the aggregate in any twelve-month period, in excess of $1,000,000; or

(j) Declare or pay any dividend (whether in cash, notes or Interests) or other similar distribution not otherwise required pursuant to Section 3.4 hereof; or

(k) Redeem, purchase or repurchase any Interests, notes, options, warrants, convertible, preferred or other debt or equity interests of any class or kind in the Company, other than in accordance with its terms.

- Class B Interests: 113,000

### Class B Interests

The Interests of the Company include 200,000 Class B Interests. The number of currently issued units is: 113,000 Class B Interests. Water Markets LLC capital allocation or equivalent is based on and includes sweat equity, cash and goodwill. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

### Voting Rights

Class B Members are officers, or affiliates, or associates, or directors, or managers of the Board of Managers. Class B members provide services in exchange for a unit interest and are subject to the terms specified in a Restricted Unit Agreement. The holders of Class B Interests are not entitled to vote on any matter except as required under applicable law.

### Distribution Rights

The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that unit-holders may not receive any return on their investment from distributions. Class B Interests are entitled to the profits and losses of the Company which shall be allocated to each member of the company on the basis of the agreed value of the contributions made by each member. The payment of Distributions and Allocations will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of managers considers relevant.

**Rights and Preferences**

Class B Members are officers, or affiliates, or associates, or directors, or managers of the Board of Managers. Class B Members are entitled to the profits and losses of the Company which shall be allocated to each member of the company on the basis of the agreed value of the contributions made by each member. Class B Members, or a representative of the member or assignee of a membership interest, on written request may examine and copy at any reasonable time and at the member or assignee's expense, books and records required to be kept under the Act.

- Class C Interests: 50,573

*Class C Interests*

The Interests of the Company include 100,000 Class C Interests. The number of currently issued units is: 50,573 Class C Interests. Water Markets LLC capital allocation or equivalent is based on and includes sweat equity, cash and goodwill. Currently outstanding Class C Interests were transferred on the basis of goodwill. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

**Voting Rights**

The holders of Class C Interests are not entitled to vote on any matter except as required under applicable law.

**Distribution Rights**

The Company has never paid distributions and does not intend to pay distributions in the foreseeable future, which means that unit-holders may not receive any return on their investment from distributions. Class C Interests are entitled to the profits (distributions) of the Company which shall be allocated to each member of the company on the basis of the agreed value of the contributions made by each member. The payment of Distributions and Allocations will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of managers considers relevant.

**Rights and Preferences**

Class C Members are entitled to the profits and losses of the Company which shall be allocated to each member of the company on the basis of the agreed value of the contributions made by each member. Class C Members, or a representative of the member or assignee of a membership interest, on written request may examine and copy at any reasonable time and at the member or assignee's expense, books and records required to be kept under the Act.

## What it means to be a Minority Holder

As a minority holder of Class C Interests, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

## Dilution

The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred units or warrants, into stock.

If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.

In December the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

### Financial Condition

### Results of Operation

To understand our financial statements you have to understand the role of Restricted Unit Agreements in our early development phase. The results of our operations since inception have and continue to rely almost entirely on bootstrapping of core operations. Our dedicated team has received unit interests in exchange for work on development of our data model, wrangling, web platform development, and ongoing research into applying blockchain technology to a natural resource.

Sales income was $20,900.00 in 2017, $28,244.12 in 2018, and as of March 21, 2019 is $11,372.77 for the current year. Sales have been 88.6 percent driven by consulting and 1.4 percent from product subscriptions. Water Markets LLC has no debt but has received cash in exchange for the sale of units. Sale of unit income was from 2 members in support of development expenses $17,820 in 2017 and $6,101 in 2018 for a total of $23,921. No units have been sold in 2019 as of March 21. The Company has no debt. Cost of Goods Sold (COGS) was $30,196.39 in 2017, $28,249.81 in 2018. Total expenses for beta development have been $58,446.20 for the reporting period ending Fiscal Years 2017 and 2018. Nearly all expenses in this early stage of the company have gone directly to development of product and services. Operating expenses were $1,118.26 in 2017, and $2,142.85 in 2018. Total operating expenses are $3,261.11 for accounting, legal, and cloud services and plug-ins.

Historical results and cash flows are not representative of what investors should expect in the future. We have not yet generated significant revenues, and do not anticipate doing so, until we have completed the content delivery phase of our web product WaterNinja and implement a digital marketing sales funnel. With the liquidity of the anticipated full raise amount, we can complete development by adding digital content and additional proprietary analytics, implement a digital advertising and marketing campaign, and position Water Markets LLC for an initial coin offering to implement blockchain technology.

**Financial Milestones**

The Company intends to use a large portion of the proceeds raised to establish digital marketing efforts, the exact proportion of dollars will be based on the success of the raise ($9,999.15 minimum, $107,000 maximum). It is important to note that all sales since inception have generated revenue without the advantage of advertising. Management has cultivated consulting through networking. WaterNinja subscriptions are available on the Internet, with a fully active credit card processing system, but hampered without search engine optimization (SEO) or digital advertising content and a sales funnel. Management anticipates the ability to jump-start interest in our product and services with an ROI driven marketing campaign.

Revenue projections are based on monthly active users and consulting services. Monthly active users is a metric important across a wide range of internet, SaaS, and website businesses. We are delivering a service for a subscription price with economies of scale. If management is successful in attracting seed capital we project $417,413 in revenue in 2019, $2,659,284 in revenue by 2020, growing to $6,532,275 in 2021. These projections are based on 5,500 monthly active users in 2019, growing to 15,500 monthly active users in 2020, growing to 27,750 in 2021. Projected 2019 growth is 5,400 percent, year-over-year 2020 growth is 182 percent, and year-over-year 2021 growth is 79%. The projected growth rates are large in the early years because we are initially talking about small numbers. The value per subscriber varies based on subscription tier. Management considers these revenue projections to be achievable given our current geographic coverage and the ability to expand our market reach by further developing out our intellectual property.

Expenses are expected to exceed revenues until 2021. Management anticipates $177,980 in expenses in 2019 ($60,980 COGS and $100,580 Operational). Management anticipates $3,076,959 in expenses in 2020 ($2,411,471 COGS and $655,488 Operational), growing to $5,894,488 in 2021 ($5,088,100 COGS and $806,388 Operational). Profitability is achievable in 2021.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE

FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Liquidity and Capital Resources**

The company needs to invest in marketing and advertising to establish the brand and grow revenue. Since its inception in 2017, the Company has bootstrapped operations by sweat equity and by reinvesting revenue back into development of our first scalable product (WaterNinja). The current geographic coverage of our intellectual property is seven (7) states (Texas, Arizona, New Mexico, California, Montana, Utah, and Oklahoma). Other intangible assets that add to our position include raw data for thirty (30) additional US states, and a multi-jurisdictional, standardized, data model for water rights and water transactions. We anticipate the services business growing along with sales of WaterNinja.

Since inception the company developed intellectual property assets in support of products and services. The company requires a first round infusion of new capital to grow revenue and continue business operations. Infusion of new capital provides the liquidity necessary to market and advertise the company to increase sales of existing products and services, start implementing blockchain technology, and recruit professional expertise necessary to launch an Initial Coin Offering. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company including an Initial Coin Offering. Receipt of new capital is necessary for the viability of the business. With the liquidity of the anticipated full raise amount, management anticipates the burn rate to be 6 months.

**Indebtedness**

The Company has not had any material terms of indebtedness.

**Recent offerings of securities**

- 2017-09-14, Section 4(a)2, 50573 Class C Interests. Use of proceeds: Founder Shares issued as goodwill. There was no money raised.
- 2017-09-14, Section 4(a)2, 476240 Class A Interests. Use of proceeds: Founder Shares issued under a Restricted Unit Agreement. There was no money raised.
- 2017-09-14, Section 4(a)2, 113000 Class B Interests. Use of proceeds: Founder Shares issued under a Restricted Unit Agreement. There was no money raised.

**Valuation**

$3,422,999.55

Water Markets LLC has a number of distinct attributes that reflect in our pre-money valuation. Primarily the value of Water Markets LLC is in our intellectual property and the ability to leverage it to spring board rapid market expansion. Our alpha management team has more than 30 years of experience in the water industry and business intelligence solutions and has used this insight to develop a solution to one of the most pressing problems facing water resource management in the US: water data is so poorly managed that answers to basic questions go unanswered, or are very expensive to get, which causes water resource problems go unaddressed. The lack of information on water availability and use creates a detrimental financial impact on businesses of all types with risk in the billions of dollars annually. Our unique value proposition is the standardization of data into what we believe to be a first-of-a-kind ledger to account for water. A key feature of our intellectual property is that it transcends arbitrary political boundaries, reducing the friction in the management of water resources, and providing transparency to business. Our approach to centralizing and making widely available core critical information on water resources will allow us to rapidly expand our market area. We are currently in seven US states, including the largest water consuming states in the US, and have the ability to expand our market into other regions quickly. This ability for quick data build-out positions us to compete using a scale-able solution tailored to the masses. One characteristic of our industry is the high number of small consultancy firms focused on generating revenue by offering expensive consulting services to provide solutions for water resources. Our product development is aimed at mass commercial application and broad market demand with a number of potential industries in need of quality independent water ownership and price data. We believe our differentiated intellectual property will create a new market category which threatens business as usual in the water sector. We have demonstrated engagement for our product and services and we believe the implementation of a ROI driven digital marketing campaign will drive fast growth.

## USE OF PROCEEDS

|  | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $9,999.15 | $107,000 |
| Less: Offering Expenses |  |  |
| StartEngine Fees (6% total fee) | $600 | $6,420 |
| **Net Proceeds** | $9,399.15 | $100,580 |
|  |  |  |

| Use of Net Proceeds: | | |
|---|---|---|
| Digital Marketing Sales Funnel and Content | $9,199.15 | $40,000 |
| Blockchain Infrastructure and Security | - | $40,000 |
| Specialists and Professional Services | - | $20,580 |
| **Total Use of Net Proceeds** | $9,999.15 | $107,000 |

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $9,999.15. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $250,000 that we project we will need in 2019 and 2020 to build on our successful marketing efforts of the past year. Specifically, we intend to invest in digital and social media marketing, make improvements to our website, and implement blockchain technology and specialist resources. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

### Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

### Annual Report

The company will make annual reports available at https://watermarkets.us/annualreport in the section labeled Water Market Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Water Markets, LLC

*[See attached]*

I, Anastasia Valdes, the Principal Executive Officer of Water Markets LLC, hereby certify that the financial statements of Water Markets LLC and notes thereto for the years ending December 31, 2017 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $20,900; taxable income of $<9,296>. The Company is taxed as a Limited Liability Company (LLC) and does not pay federal corporate income taxes on its taxable income. For the year 2018 the amounts reported on our tax returns were total income of $28,244; taxable income of $<11,119>.

The Company has evaluated subsequent events that occurred after January 1, 2019 through March 21, 2019. There is an additional $11,372.77 income ($11,225 from consulting and $147.77 in WaterNinja subscriptions). There have been no other events or transactions during this time that would have a material effect on the balance sheet.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 18, 2019.

Anastasia Valdes
Founder, Managing Director

**WATER MARKETS, LLC**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**FOR THE PERIODS**
**Fiscal Year Ending December 31, 2017**
**Fiscal Year Ending December 31, 2018**

# WATER MARKETS, LLC
## Index to Financial Statements
### (unaudited)

# Water Markets, LLC

### BALANCE SHEET

As of December 31, 2017

|  | TOTAL |
|---|---|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| Business Checking | 8,524.53 |
| **Total Bank Accounts** | **$8,524.53** |
| **Total Current Assets** | **$8,524.53** |
| Fixed Assets |  |
| Accumulated Depreciation | -13,383.75 |
| Website Development | 13,383.75 |
| **Total Fixed Assets** | **$0.00** |
| **TOTAL ASSETS** | **$8,524.53** |
| **LIABILITIES AND EQUITY** |  |
| **Total Liabilities** |  |
| Equity | **$8,524.53** |
| **TOTAL LIABILITIES AND EQUITY** | **$8,524.53** |

# Water Markets, LLC

## BALANCE SHEET

As of December 31, 2018

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Business Checking | 563.26 |
| WaterNinja Merchant Account | 319.12 |
| **Total Bank Accounts** | **$882.38** |
| **Total Current Assets** | **$882.38** |
| Fixed Assets | |
| Accumulated Depreciation | -25,106.75 |
| Website Development | 38,860.69 |
| **Total Fixed Assets** | **$13,753.94** |
| **TOTAL ASSETS** | **$14,636.32** |
| **LIABILITIES AND EQUITY** | |
| **Total Liabilities** | |
| Equity | **$14,636.32** |
| **TOTAL LIABILITIES AND EQUITY** | **$14,636.32** |

# Water Markets, LLC

## PROFIT AND LOSS

### January - December 2017

|  | TOTAL |
|---|---|
| **Income** | |
| Consulting Services | 20,900.00 |
| **Total Income** | **$20,900.00** |
| **GROSS PROFIT** | **$20,900.00** |
| Expenses | |
| Advertising & Marketing | 140.58 |
| Bank Charges & Fees | 475.85 |
| Guaranteed Payments | 9,757.95 |
| Legal & Professional Services | 1,075.00 |
| Office Supplies & Software | 43.26 |
| **Total Expenses** | **$11,492.64** |
| **NET OPERATING INCOME** | **$9,407.36** |
| Other Income | |
| Interest Income | 0.92 |
| **Total Other Income** | **$0.92** |
| Other Expenses | |
| Depreciation Expense | 13,383.75 |
| Guaranteed Payment - 83b | 5,320.00 |
| **Total Other Expenses** | **$18,703.75** |
| **NET OTHER INCOME** | **$ -18,702.83** |
| **NET INCOME** | **$ -9,295.47** |

# Water Markets, LLC

## PROFIT AND LOSS

### January - December 2018

|  | TOTAL |
|---|---|
| **Income** |  |
| Consulting Services | 27,525.00 |
| WaterNinja Income | 719.12 |
| **Total Income** | **$28,244.12** |
| **GROSS PROFIT** | **$28,244.12** |
| **Expenses** |  |
| Advertising & Marketing | 6,002.96 |
| Bank Charges & Fees | 5.00 |
| Dues & Subscriptions | 245.00 |
| Legal & Professional Services | 8,275.00 |
| Office Supplies & Software | 1,897.85 |
| **Total Expenses** | **$16,425.81** |
| **NET OPERATING INCOME** | **$11,818.31** |
| **Other Income** |  |
| Interest Income | 16.48 |
| **Total Other Income** | **$16.48** |
| **Other Expenses** |  |
| Depreciation Expense | 11,723.00 |
| Guaranteed Payment - 83b | 101.00 |
| **Total Other Expenses** | **$11,824.00** |
| **NET OTHER INCOME** | **$ -11,807.52** |
| **NET INCOME** | **$10.79** |

## WATER MARKETS LLC
## STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
### ALL DATES
(unaudited)

| | Class A | | Class B | | Class C | | Additional Paid-in Capital | Sum Unit Capital |
|---|---|---|---|---|---|---|---|---|
| | Units | Amount | Units | Amount | Units | Amount | | |
| Inception July 21, 2017 | - | $ - | - | $ - | - | $ - | $ - | $ - |
| Issuance of founders units | 392,000 | 392 | 50,000 | 50 | - | - | - | 442 |
| Units issued for services | 84,240 | 84 | 63,000 | 63 | - | - | - | 147 |
| Contributed capital | - | - | - | - | - | - | 16,000 | 16,000 |
| Units issued for cash | - | - | - | - | 100 | 2,500 | - | 2,500 |
| No risk capital | - | - | - | - | 50,373 | 50 | - | 50 |
| Net income (loss) | - | - | - | - | - | - | - | - |
| March 21, 2019 | 476,240 | $ 476 | 113,000 | $ 113 | 50,473 | $ 2,550 | $ 16,000 | $ 19,139 |

# Water Markets, LLC

## STATEMENT OF CASH FLOWS

### January - December 2017

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -9,295.47 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Accumulated Depreciation | 13,383.75 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **13,383.75** |
| **Net cash provided by operating activities** | **$4,088.28** |
| INVESTING ACTIVITIES |  |
| Website Development | -13,383.75 |
| **Net cash provided by investing activities** | **$ -13,383.75** |
| FINANCING ACTIVITIES | $17,820.00 |
| NET CASH INCREASE FOR PERIOD | $8,524.53 |
| CASH AT END OF PERIOD | $8,524.53 |

# Water Markets, LLC

## STATEMENT OF CASH FLOWS

### January - December 2018

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | 10.79 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Accumulated Depreciation | 11,723.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **11,723.00** |
| **Net cash provided by operating activities** | **$11,733.79** |
| INVESTING ACTIVITIES |  |
| Website Development | -25,476.94 |
| **Net cash provided by investing activities** | **$ -25,476.94** |
| FINANCING ACTIVITIES | **$6,101.00** |
| NET CASH INCREASE FOR PERIOD | **$ -7,642.15** |
| Cash at beginning of period | 8,524.53 |
| CASH AT END OF PERIOD | **$882.38** |

## NOTE 1 – NATURE OF OPERATIONS

Water Markets LLC was formed on July 21, 2017 ("Inception") in the State of Texas. The financial statements of Water Markets LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Antonio, Texas.

Water Markets LLC is a data analytics and technology company. Our specialty is water sector market data. Our multi-jurisdictional model and pilot database create a standard for (1) water title and permitted rights that underpin the water industry supply chain, and (2) price of transacted water rights and water supply. Our proprietary intellectual property is the foundation of our analytics and technology solutions. We offer market research and analytics consulting services, typical clients are large corporations, estate tax lawyers, utilities and cities, water developers and financiers. Our first scalable web application was launched in 2018 and it rests on a database model that standardizes water rights data in the United States. WaterNinja Beta (https://waterninja.com/sales/) allows users to research water rights by location, as simple as searching Google for a store. We are developing WaterNinja as a showcase for analytics and market research which allows us to leverage our data model in the blockchain. Blockchain technology has huge potential for water sector supply chain management. Our research and development team is working on a blockchain project named AquaBit (http://aquabit.io/). Water Markets is the operating arm of the project and demonstrates the minimum viable product necessary for a token economy through our intellectual property.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information

11

available to management as of January 15, 2019 and cover all dates. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from consulting services and scalable web products. Our market research and analytics consulting services pricing ranges from $2,500 to $17,500 per project. Projects are short-term, typically lasting less than a month. To-date our services sales were made by word of mouth and via government procurement proposals. Our first scalable product, WaterNinja pricing is low cost ($9.95 to $39.95) monthly subscriptions. Year-over-year we saw revenue grow 89 percent. With a digital marketing campaign we are confident we can improve absolute dollar performance.

*Restricted Unit Based Compensation*

The Company accounts for restricted unit options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The Company has no debt.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Water Markets LLC utilizes a zero footprint model and does not currently have any material commitments such as:
- No short-term and long-term contractual obligations with the suppliers for future purchases
- No capital expenditure commitment contracted but not yet incurred
- No non-cancelable operating leases,

- No long term leases (>1 year) of property, land, facilities or equipment,
- No unused letters of credit or obligations to reduce debt.

## NOTE 5 – MEMBERS' EQUITY

*LLC Units*
Class A members are voting members on the Board of Managers. There are three Class A Members and only one Class A Member with more than 20 percent interest, the founder with 82 percent ownership of voting units issued. Remaining Class A Interests have percent ownership of 15 percent and 3 percent of Class A voting units issued (11 percent and 2 percent of all company issued units).

Class B Members are officers, or affiliates, or associates, or directors, or managers of the Board of Managers. Class B members provide services in exchange for a unit interest and are subject to the terms specified in a Restricted Unit Agreement. There is only one Class B Member with more than 20 percent Class B Interest, the founder with 44 percent ownership of Class B units issued. The remaining 56 percent of issued Class B units are divided between ten team members with skills Management has determined essential for success. Unissued Class B Interests make up the option pool for future recruitment. Excluding the Founder, Class B Interests have an average percent ownership of 5.6 percent of Class B units issued (and 0.6 percent of all company issued units).

Class C Members are non-voting members entitled to the profits and losses of the Company which shall be allocated to each member of the company on the basis of the agreed value of the contributions made by each member. There are 46 Class C unit holders who maintain an average percent ownership of 2.2 percent of Class C units issued (and 0.2 percent of all company issued units). There are two Class C unit holders with just under a 20 percent interest in Class C units, each with a 19.8 percent interest in issued Class C Units (1.56 percent of all company issued units each). Founder does not have a Class C Interest.

Allocated Interests of the Company are defined in the Operating Agreement and shall include 1,000,000 Units which shall be allocated as Class A, Class B, and Class C Interests. Apportionment of Units is 700,000 Class A Interests, 200,000 Class B Interests, 100,000 Class C Interests.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has no related party transactions.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 1, 2019 through March 21, 2019. There is an additional $11,372.77 income ($11,225 from consulting and $147.77 in WaterNinja subscriptions). There have been no other events or transactions during this time that would have a material effect on the balance sheet.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*





Discover Investments | Edit My Campaign | Blake A.

Water Markets is pending **StartEngine Approval.**

0
Investors
$0.00
Raised of $10K - $107K goal
Water Markets
Analytics technology solutions for water
Small OPO · San Antonio, TX · Data/Analytics · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

# Certainty for water through blockchain

Invest in Water Markets LLC

**Water Markets LLC is dedicated to applying blockchain technology to solve problems in the water sector. Blockchain will bring accountability to natural resource management.**

**We believe the answer to the most prevalent water problems**, such as extreme flooding, scarcity, and contamination, **is water data on the blockchain.** Don't just take our word for it, check out what the World Economic Forum says. "[B]lockchain tech could positively impact: climate change, biodiversity and **conservation, oceans, water security**, clean air, **weather and disaster resilience**. The report argues that such opportunities are being largely ignored by developers, investors and governments, yet they represent an opportunity to "unlock and monetize value that is currently embedded in environmental systems." (https://www.coindesk.com/blockchain-can-help-solve-swathe-of-environmental-issues-says-wef-study.)

**Water accounting is a mess!** Water data is historically undervalued because it was very difficult to find and interpret. Data is currently so poorly managed that answers to basic questions go unanswered. Or worse, answered incorrectly. There is currently no easy way for someone to find out who controls what, how much is used, the price of transactions, or how certain is the future supply? The data is fragmented at best, and impervious at worst. The result is uncertainty and un-quantified risk! According to the Aspen Institute's ground-breaking report, The Internet of Water: "**In the United States, we do not have the necessary data we need to manage our water supplies** and to pursue innovative solutions to meet our water management challenges." (https://www.aspeninstitute.org/publications/internet-of-water/)

**We solve this problem!**

**Our unique value proposition is the standardization of data into what we believe to be a first-of-a-kind ledger to account for water, transcending political boundaries.** Water Markets LLC connects water data from across the United States. We've assembled property records and supply chain transaction data into a single data model that transcends political boundaries.

**Why should you invest? The size of the market is expected to be $2.5 billion dollar industry based on the financial impact of risk on business due to water competition and risk.** (https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_WTight-2-0-The-top-trends-in-the-global-water-sector.pdf, page 4)

WaterNinja is the beta for a new, powerful natural resource management tool. What we believe to be the first scaleable web product in this market! A first of a kind tool to manage rights to the nearly 322 billion gallons per

PastedGraphic-14.pdf
WATER MARKETS LLC
Data Analytics and Technology Company
Water Markets LLC Services, Analytics & Technology
Water Rights
Water Transactions
B2B Project Support
Data Processing
Multi-State Data
Water Market Knowledge
Research & Analysis
Proprietary Sources
Analytics and Technology Solutions
Data Coverage
Product: WaterNinja
Contact Us
(210) 802-7254
info@watermarkets.us
https://watermarkets.us
Data Coverage

Total water withdrawals, 2005
EXPLANATION
Total water withdrawals, 2005
Total water withdrawals, 2005

day pumped in the United States according to USGS (https://www.usgs.gov/mission-areas/water-resources/science/total-water-use?qt-science_center_objects=0#qt-science_center_objects). USGS pie chart of Total Water Withdrawals by State found here https://water.usgs.gov/edu/qa-usage-statemost.html.





There are a number of **industries that significantly benefit:**

- **Banks, title and insurers** benefit with access to empirical and comparable water market data for the estimated **30 million properties with water rights in the United States**.
- **Ratings agencies, bond and infrastructure financiers, and developers** benefit from independent supply-chain purchase and sale data for the 169,000 water/wastewater utilities.
- **Realtors and appraisers** benefit with a research tool to see if a property comes with water rights (or if it doesn't).
- **Corporations** of all kinds find themselves in possession of water and wastewater rights from mergers and acquisitions or as a requirement to fulfill business obligations.
- **Lawyers, administrative agencies, and elected officials** benefit from the power of information and a new powerful management tool.

**Join us, not just as an investor, but as a part of our purpose.** We're trying to bring certainty to the most essential natural resource we have, and you're a vital part of that process. **Invest in Water Markets LLC!**

---

## The Offering

**Investment**

$5.35/Class C Unit | When you invest you are betting the company's future value will exceed $3.5M.

**Perks\* and Investment Bonsues**

Invest $500 and get free basic subscription access to WaterNinja for 2-years.
Invest $1,000 and get free premier subscription access to WaterNinja for 2-years.
Invest $2,500 and get our free premier Who Owns the Water in the US Report.
Invest $5,000 and get 2.0% bonus units.
Invest $10,000 or more and get 3.0% bonus units.

*\*All perks occur after the offering is completed.*

---

**"Water is the driving force behind all nature."**
*Leonardo Da Vinci*

---

## A First-of-a-Kind Ledger to Account for Water

**What would you think if I told you there is currently no easy way to assess who is buying what water rights, where, and how much is owned?** We change that and make it simple to track market movements for the security of our national water supply. We do this in **an industry environment of increasing investment competition for available water rights and the financial impact of water scarcity has growth to $2.5 billion dollars.**

(https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_W Tight-2-0-The-top-trends-in-the-global-water-sector.pdf, page 4)



United States Land Totals
Acres of Land in Farms as Percent of Land Area in Acres: 2012

Billions of dollars are flowing into real estate by value investors looking for productive land with secure water rights. Do you remember the movie "The Big Short" (https://g.co/kgs/BuVXC5)? A savvy investor named Michael Burry ended up making billions by shorting the US housing market. "Michael Burry realizes that a number of subprime home loans are in danger of defaulting. Burry bets against the housing market by throwing more than $1 billion of his investors' money into credit default swaps." (https://www.rochestercitynewspaper.com/rochester/the-big-short/Film? oid=2688290) "Eventually, the market collapses and his fund's value increases by 489% with an overall profit of over $2.69 billion." (https://en.wikipedia.org/wiki/The_Big_Short_(film)) At the very end of the movie are the words: "Michael Burry is focusing all of his trading on one commodity: **Water**." But the viewer is left wondering how is he going to invest in water as a commodity? The answer is found in a Bloomberg interview (https://youtu.be/2sWhvOaavTQ) where the investment strategy becomes clear. **"I believe that <u>productive agricultural land with water onsite</u> will be <u>very valuable in the future</u> and I've put a good amount of money in that...a significant amount at this point."** @ 44 seconds











You may have heard of the food-water nexus but I bet you haven't thought about how that plays out as a **real estate-water investment strategy**. What does it mean to invest in water? **Long-term investors see farmland as a way to invest in food demand. As a direct result these investors are heavily invested in water.**

Take a look at the analysis we did on the geographic extent of farmland water rights as an investment (map). The map shows the percent of land acres in each county categorized as farm land. **Every bit of color on the map shows the geographic extent of this type of investment strategy.** Red is the color for those areas with the highest percent of land in a county dedicated to farmland. (Source data: https://www.agcensus.usda.gov/Publications/2012/index.php#highlights)

"In the past several years, institutional investors and a handful of publicly traded real estate investment trusts have poured...billions into agriculture properties nationwide. Over the past 25 years, the annual return on farmland has averaged 11.5 percent, according to the National Council of Real Estate Investment Fiduciaries' Farmland Index. That's nearly 4 percentage points better than the Standard & Poor's 500 averaged over the same period. That helps explain why **non-farming landlords hold roughly 80 percent of the 353.8 million acres farmed in the United States**, according to the U.S. Department of Agriculture. Those landlords collected $31.2 billion in rental income in 2014." (http://www.capitalpress.com/Business/20160514/investors-pour-money-into-agriculture-land-see-good-returns)

**Billions of dollars are being invested in US water ownership and <u>there is currently no way easy way to know where the concentrations of ownership are, or who has control of the water rights</u>. Until now....**

**WaterNinja is the beta for a new, powerful natural resource management tool.** A platform to encourage conservation and adaptively manage the water supply chain. (https://waterninja.com/sales/)

WATER MARKETS LLC
Data Analytics and Technology Company

# Our Products and Services

WATERNINJA
WATER DATA MADE SIMPLE
Please type in an address below... you will see a drop down box with correct addresses.
Currently we are in Texas, Montana, Oklahoma, New Mexico, and Utah. NEW ADD: Arizona on 02/20/2018
199 Curry Rd 22, Texico, NM 88135, USA
Map Satellite
County: CURRY
Water type: GROUND
Owner type: POWER/MINERAL
Google

Custom PDF reports for individual water rights are one click away.

**Location ID:** 2327277

| Legal | Asset | Geo |
|---|---|---|
| Primary Use<br>RIG SUPPLY | Well Name<br>269326-NEW WELL<br>Well Depth<br>105 | County<br>MIDLAND<br>Aquifer<br>HIGH PLAINS AQUIFER<br>Rock<br>UNCONSOLIDATED SAND AND GRAVEL AQUIFERS<br>Basin<br>JOHNSON DRAW<br>HUC8<br>12080005 |

**Water type:** GROUND (Water in the ground that occurs in the zone of saturation, from which wells, springs, and ground-water runoff are supplied. The definition is extended to fresh and saline or brackish water.)
**Owner type:** POWER/MINERAL (POWER REFERS TO PRODUCING, TRANSFERRING, OR USING ENERGY, MOST COMMONLY ASSOCIATED WITH ELECTRICITY. MINERAL REFERS TO THE EXTRACTION OF ANY OF THE VARIOUS NATURALLY OCCURRING IN ORGANIC SUBSTANCES, SUCH AS METALS, SALT, SAND, STONE, SULFUR, AND WATER, U)
**Latitude:** 31.938051
**Longitude:** -102.060822

TEXAS WATER PRICE AVERAGE
HTTPS://WATERMARKETS.US/THE-VALUE-OF-WATER/
Blend
Ground
Surface
$3,500
$3,000
$2,500
$2,000
$/ACRE FOOT

We offer a **unique insight into the water supply chain**. Our information is empirical, comparable, simple, and practical. **Making supply chain and market data easy to find and analyze for the water sector.**

As you can see from actual images of the live product and analytics samples of our proprietary intellectual property, included here, our strength is in our ability to standardize highly complicated and often





Water Price and Water Source Over Time
*Standardized Price $/AF (4xG)*



Forecasted Water Price Standardized $/AF
*Model forecast uses Holt-Winter exponential smoothing (24 Month)*



Texas Drought Conditions and Water Market Activity

unstructured data. Ownership and title data comes from the hundreds of government regulators issuing permits. Market price data comes from wholesale contracts, negotiated at arms length, and harvested for a ton of information on the water supply chain.

No-where else can you find this **richness of detail**.

**We track the significant factors in the details of any water contract** that results in a transaction. Including but not limited to:

- Who is buying and from whom – buyer and seller types
- What is the source of water – ground water, surface water, or a blend
- Where and how the water is used – Is the buyer using water for (e.g.) farm use, municipal use, industrial, etc.
- What is being acquired – a contract for water rights or physical water supply
- What grade is the deliverable - treatment grade of the water is raw, potable, or recycled
- Delivery mechanism - pipe, bed banks, or rights transfer.

Volume charges provide a comparable, apples to apples, price indicator. This price indicator allows us to analyze price trends for water as a stand-alone property right, its own stick in the bundle of legal rights.

**WaterNinja is currently in beta-stage development.** This means we have proof of concept. We have proven highly complicated data from hundreds of government regulators can be standardized and tracked. Our platform has search and retrieve functionality for water rights in seven (7) states and we have collected and are ready to process data for an additional thirty (30) US states. If we are successful in raising sufficient capital we believe we can complete the whole country in less than 2-years.

Functionality allows users to **search for and extract water rights data by location because we use the Google address engine** to power the location functionality. The next release will add **analytical content**, like the kind you are seeing here, and will expand functionality for users to be able to more easily identify market trends. We anticipate next version release in late 2019. As we develop content for the system we will leverage our intellectual property into a digital marketing campaign.

**Management's philosophy is to take the time to build a strong foundation first.** Before we can implement blockchain we need to scale our existing platform and increase the number of subscribers. This will be a requirement to gain support in the blockchain community as our current platform will be considered a **minimum viable product**. In other words, we need to scale the application first, implement blockchain second.

**We are currently in research and development stage on how best to implement blockchain technology.** The technical complexity of bringing our intellectual property database to blockchain is the easy part. Implementing a blockchain strategy with the fast pace of changes governing the legal, accounting, and security requirements is much more of an issue than the technology itself. **Management is dedicated to launching a transparent, above board, fully registered and legal coin offer!** We are excited about the potential of blockchain and have begun to recruit experts to help us on our way.



---

## Our Product is Different From the Rest

**Our strategy is simple, provide the platform, data, and analytics at a low-cost price point.** We seek to become the "go-to" source for water market data, inserting our intellectual property into a wide-array of industries. Our approach to standardizing and making widely-available key title and price metrics for the water supply chain will disrupt business as usual in the water sector for a very simple reason. **Nobody has (until now) focused on aggregating all the property records in a single place and, as a result, management of water as a natural resource is highly fractured.** We transcend political and hyper-local political boundaries, allowing for much more transparency than is currently available.

**Market Segments Who Benefit:**

- Banks, title and insurers
- Owners of the estimated 30 million properties with water rights in the United States
- Ratings agencies, bond and infrastructure financiers, and developers
- Independent supply-chain purchase and sale data for the 169,000 water/wastewater utilities
- Realtors and appraisers
- Corporations of all kinds in possession of water and wastewater rights from mergers and acquisitions or as a requirement to fulfill business obligations.
- Lawyers, administrative agencies, and elected officials benefit from the power of information and a new powerful management tool.

Our Market and Industry



| Shortage category | Number of states in each category 2013 |
|---|---|
| ■ Statewide | 1 |
| ■ Regional | 24 |
| ■ Local | 15 |
| ☐ None | 8 |
| ▨ No response or uncertain | 2 |

Sources: GAO analysis of state water managers' responses to GAO survey; Map Resources (map).



We believe the size of this market is expected to be $2.5 billion dollars annually based on the financial risk to business impacted by changing water availability.

"**Key issues related to freshwater availability and use**—such as concerns about population growth straining water supplies, **lack of information on water availability and use**, and trends in types of water use—remain largely unchanged since 2003, according to state water managers, experts, and literature. In addition, **GAO's review** found certain issues, such as the impacts of climate change and extreme weather events, including droughts and floods, on water resources and the effect of the energy sector on water quantity and quality, have gained prominence. **According to state water managers, experts, and literature GAO reviewed, freshwater shortages are expected to continue into the future. In particular, 40 of 50 state water managers expected shortages in some portion of their states under average conditions in the next 10 years** (see fig. https://www.gao.gov/products/GAO-14-430). Uncertainty stemming from factors, such as patterns of economic growth and land use change, is likely to complicate future state water managers' planning efforts."

"**There is a general lack of recognition of risk factors associated with access to water and many companies are not considering developing or changing their water management practices.** According to a report by VOX Global and the Pacific Institute, **79 percent of US companies say they currently face water challenges**, while 84 percent claim they will face issues in the next five years, but 70 percent believe that their current investment to deal with water issues is sufficient for the future. Attitudes to water risk are expected to change in the near future, especially if more companies report a detrimental impact from water-related issues on their business; companies included in the **CDP Global Water Report 2015** this year reported **a financial impact of US $2.5 billion on their business.**" (https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Water-Tight-2-0-The-top-trends-in-the-global-water-sector.pdf, page 4)

**Conditions are ripe for an authoritative source of market data to bring certainty to water.** To make the right decisions, the right people need to have access to the right information at the right time.

## Invest in Our Company Today!

Join us, not just as an investor, but as a part of our purpose. We're trying to bring certainty to the most essential natural resource we have, and you're a vital part of that process.

**Invest in Water Markets LLC!**







**July 2017** — Water Markets LLC Launches! Founded in San Antonio Texas by a small team with over 30 years experience in the business of water.

**November 2017** — Completed first pilot database! Completed pilot database of water transactions.

**March 2018** — Launches beta project WaterNinja.com WaterNinja is focused on the security of national water resources.

**April 2019** — Launched on StartEngine! Now YOU can own a part of our company!

**September 2019** — Blockchain technology adoption plan in place. (ANTICIPATED) Special emphasis on securities law, taxation, internet security, and white paper development.

October 2017 — Founding Team

January 2018 — Expands Data

July 2018 — Research and

June 2019 — Launch Digital

January 2020 — Subscriber

Founding Team
Recruitment
Begins!

Founding team
recruited for pilot
database
development. Team
recruited using
Restricted Unit
Agreements.

Expands data
Coverage to
include
Ownership!

Water Markets data
footprint covers 25
states and includes
more than 7 million
water ownership
records.

Research and
development
into blockchain
technology
(STARTS)

Management
commitment to move
data into the
blockchain.

Launch Digital
Marketing
Campaign!
(ANTICIPATED)

Develop digital
marketing campaign to
target professions and
industries though
social media.

Subscriber
Milestone!
(ANTICIPATED)

10,000 subscribers
milestone goal
reached! (anticipated)

# Meet Our Team



## Anastasia Valdes

Founder, Managing Director, Chief
Information Officer, President

*Water Markets LLC started with an idea. After almost 10
years working within the water industry Anastasia saw a
niche that was in need of further development, thus
Water Markets LLC was born. Anastasia is full time and
dedicated to achieving the vision. Anastasia has a
Master's Degree in Urban Planning Design and
Development from Cleveland State University and a
Bachelors in Anthropology from the University of Florida.
Previous positions include Managing Director of Texas
Water Exchange from 2014-2017 where she led a team
of water brokers and transaction consultancy. In 2017
Water Markets LLC was founded and Anastasia has been
working full time since then to bring data and analytics
and technology solutions to water security.*





## Gregory Goodrich

Chairman

*Greg has been with Anastasia and Water Markets LLC
since the beginning. Greg is responsible for board
facilitation, process development and the fund-raising
campaign allowing WMLLC to go from planning to
implementation. Greg Goodrich has successfully
completed multi-million dollar projects for the Armed
Forces, as an executive in the public utility arena and
finally in the non-profit industry as an Executive Board
Vice Chairman. Greg has a Master's Degree in Public
Administration, with Non-Profit Leadership and
Management Certificate from UTSA. Previous positions
include Board Member of Texas Water Exchange from
2014-2017. Greg is also Elder Pastor of Kingdom Life
Church which has been his primary position since 2008.
Greg is currently part time with the company since 2017
working hours as needed but not less than 15 per week.*





### Adelita Anderson

Board Secretary and Records
Director

*On board with Anastasia and Water
Markets LLC since the beginning. Adelita
is an attorney by trade and brings in
experience in corporate restructuring
and Human Resources. She received her
law degree from St. Mary's University
School of Law and holds a master's
degree in Industrial Organizational
Psychology. Adelita's solid legal counsel
provides the foundation for our executive
decision-making process and she
maintains our corporate records
structure. Adelita is currently part-time
with the company working hours as
needed but not less than 15 per week.
Adelita is primarily a General Practitioner
Attorney working in South Central Texas
with the firm Cavada Law from 2018 to
present. Previously she was an attorney
at Daw & Ray LLP (Oct 2017 - Dec 2018)
as Attorney and General Council at Texas
Water Exchange from 2016 to 2017.*





### Jason Hancock

Operations Director

*Joined Water Markets LLC at its inception
in July 2017 and is currently working full
time. This is his primary role. Prior to
joining WMLLC Jason served in the United
States Military in multiple Command and
staff positions from 2000 to 2017. The
depth and breadth of his knowledge is
commensurate with his experience
leading large scale multi-national efforts
and projects worth millions. Jason holds
an MBA and obtained his Bachelor's
Degree from the University of Miami.
Jason brings over 25 years of operational
leadership and management experience
to WMLLC and is currently part-time with
the company but anticipates full time
status as soon as capitalized. Jason is
currently Director of Doctrinal Training
Analysis Teams (DTAT) for the Exportable
Command Training Capability (XCTC)
program with Ravenswood Solutions.
Since 2018 he has been an integral asset
to grow the young company which
specializes in providing government*



### Tyronne McCreary

Web Developer

*Chief Technology Officer for Water
Markets LLC who joined in 2018. Tyronne
is an end-to-end systems engineer
responsible for steering the technology
adoption process for WMLLC. Tyronne
has over 16 years of experience as a
systems engineer and in web
development and is currently part-time
with the company. Tyronne has a
Bachelor's in Business Administration
and Management from Chowan
University where he was also a star of
their basketball team. Tyronne is
currently part-time with the company but
anticipates full time status as soon as
capitalized.*





### Keith Chester

Marketing Director

*Keith has more than 20 years of
marketing experience with governments
and the private sector. A serial
entrepreneur Keith brings a broad swath
of experience to the marketing team.
Technical expertise in the realm of multi-
media marketing and advertising
campaigns and web marketing.*





*agencies & commercial clients with
technology & services .*







### Chris Babis
Senior Resource Analyst

*Joined the core team in November of 2017. Chris has a history of small-business management, project planning, consulting, and cultivating strategic partnerships. He has Master's of Water Resources from The University of New Mexico. While attending UNM he was a Research Assistant for the Department of Economics, Science Impact Laboratory for Policy and Economics. In addition, Chris brings over a decade of agricultural experience to the WMLLC.*



### Beth Ross
Senior Data Architect/Modeler

*Joined the core team in 2017. Beth has over 10 years of experience in the Information Technology and Database Management field, having worked in the manufacturing, telecommunications, pharmaceutical, and government sectors. She has specialized in data modeling and utilized this experience at WMLLC to develop a standardized model for water rights.*

### Josefina Davila
Senior Financial Analyst

*Joined the core team in 2018. 7 years accounting and financial analyst experience in utilities and the private sector. Projects include financial modeling, revenue budget analysis, internal audits, and operational audits. Josey holds a Bachelor's in Accounting.*

## Offering Summary

Maximum 20,000* Class C Units ($107,000)

*\*Maximum subject to adjustment for bonus units. See Bonuses below*

Minimum 1,869 Class C Units ($9,999.15)

| | |
|---|---|
| **Company** | Water Markets, LLC |
| **Corporate Address** | 10004 Wurzbach Rd #159, San Antonio Texas 78230 |
| **Description of Business** | Water Markets is an analytics company focused on water resources. |
| **Type of Security Offered** | Class C Units |
| **Purchase Price of Security Offered** | $5.35 |
| **Minimum Investment Amount (per investor)** | $101.65 |

### Investment Perks* and Bonuses

**Invest $500** and get free basic subscription access to WaterNinja for 2-years.

**Invest $1,000** and get free premier subscription access to WaterNinja for 2-years.

**Invest $2,500** and get free premier subscription access to WaterNinja for 2-years and one free comprehensive State of the US Water Report.

**Invest $5,000** and get 2.0% bonus units.

**Invest $10,000** or more and get 3.0% bonus units.

*\*All perks occur after the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

Water Markets, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class C Units at $5.35 / unit, you will receive 110 Class C Units, meaning you'll own 110 units for $535. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# Updates

Follow Water Markets to get notified of future updates!

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

# WATER MARKETS, LLC

## OPERATING AGREEMENT

Effective as Of

September 7, 2017

Amended

November 18, 2017

### TABLE OF CONTENTS

# WATER MARKETS, LLC
## OPERATING AGREEMENT

**THIS OPERATING AGREEMENT** (the "Agreement") is entered into as of September 7, 2017, by and between the undersigned persons executing and joining this Agreement from time to time as members (the "Members") of Water Markets, LLC, a Texas limited liability company (the "Company"), each owning interests of the Company (the "Interests") in the classes and in the number set forth in their joinders attached hereto.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

## I. FORMATION

**1.1 Formation.** Effective as of the date of filing the Articles of Organization with the State of Texas, the Members executing this Agreement form a Limited Liability Company pursuant to the laws of the State of Texas, particularly the Limited Liability Company Code, Tex. Business Organizations Code § 101, *et.seq.* (the "Act").

**1.2 Name, Offices.** The Company shall be conducted under the name "WATER MARKETS, LLC" or such other name or names as the Members (hereinafter defined) may determine from time to time. The commercial domicile, the place of business and the principal office of the Company shall be at 10004 Wurzbach Rd #159, San Antonio, TX 78230, or such other place as the Members shall determine from time to time.

**1.3 Term.** The Company shall commence upon the date of first filing, with the appropriate authority of the State of Texas, the Articles of Organization pursuant to the Act and shall continue in full force and effect in perpetuity or until dissolution and termination prior thereto pursuant to the provisions hereof.

**1.4 Purpose.** The purpose of the Company is to engage in any lawful activity or business for which a limited liability company may be formed under the Act.

## II. MEMBERS AND INTERESTS

**2.1 Interests.** The Company shall consist of such different Classes of Interests (collectively, "Classes") as the Members may determine from time to time, with such rights and interests as set forth in schedules attached hereto (the "Class Schedules").

**2.2 Contributions.** Upon admission of any Member to a Class, such Member shall contribute such capital to the Company as the Members of such Class shall determine. Thereafter, such additional Member is neither expected nor obligated to contribute any further capital contributions or to lend any funds to the Company. No Member will have the right to withdraw, to receive any return of, or to be paid any interest on, any capital contribution to the Company, nor shall any Member be responsible or liable to any Member in any regards thereto.

**2.3 Liability of Members.** Except as otherwise set forth herein, no Member, nor any owner, director, officer, employee or agent thereof, shall be liable to the Company or to any other Member for any debt or obligation of the Company.

**2.4 Certificates.** No certificate shall be issued. Every Member shall rely on the Member Interest Agreement or Profit Sharing Agreement, and Class Schedule representing all Interests to which the Member is entitled.

**2.5 Member Meetings.** Meetings of the Members, or of a Class of Members, shall be held when directed by the President, or within 21 days of a request in writing by the holder(s) of not less than 10% of Class A Interests. Notice of any meeting shall be sent not less than 5, nor more than 21, days before the scheduled date therefore stating the purpose thereof and the matters to be acted thereon. Meetings will be held at the principal office of the Company or at such other place as the President may designate.

**2.6 Member Voting.** Each Member of a Class shall be entitled to the voting rights granted to the Members of such Class as set forth in the Class Schedule attached hereto. Members may attend any meeting, or vote on any matter to which they are entitled to vote, in person, by proxy or by telephone. Holder(s) of a majority of the Interests of each Class, represented in person, by proxy or by telephone, shall constitute a quorum of such Class. If a quorum is present, the affirmative vote of holder(s) of a majority of the Interests of such Class represented at the meeting (a "Majority Vote") shall be the act of the Members of such Class, unless otherwise provided herein. Voting on certain matters affecting a Class may be reserved solely to that Class as set forth in the Class Schedules attached hereto. Matters not specifically reserved to a Class shall require the Majority Vote of each Class entitled to vote thereon.

**2.7 Action In Lieu of a Meeting.** Any action required or permitted by law or by this Agreement to be taken at any meeting of Members, or any Class of Members, may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by the holder(s) of a majority of the Members of each Class entitled to vote on such action. Notice fairly summarizing the material features of any such action must be given to all Members of any affected Class within 10 days after the date of such action.

## III. ALLOCATIONS & DISTRIBUTIONS

**3.1 Profits and Losses.** "Profits" and "Losses" shall mean the income or loss for Federal income tax purposes and income, if any, exempt for Federal income tax purposes (including, without limitation, each item of income, gain, loss, deduction or credit), all determined as of the close of the fiscal year of the Company. Throughout this Agreement, references to the "Code" shall mean and include the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

**3.2 Allocation of Profits and Losses.** Profits and Losses, and any credits and deductions determined for Federal income tax purposes, shall be allocated to the Classes as set forth in the Class Schedules; provided, however, any allocation to any Member of a Class of Losses (which include items thereof) shall be reduced to the extent such allocation, in the good faith judgment of the Members of such Class upon advice of the Company's accountants or counsel, would likely not be respected under Section 704(b) of the Code.

**3.3 Cash Flow.** "Cash Flow" shall mean all cash revenues and receipts (other than capital contributions), including, without limitation, all cash proceeds from the sale of assets, after deducting cash revenue or receipts used to pay operating expenses, to pay principal, interest or other payments in connection with any debts or obligations, to pay capital expenditures, or to establish reserves deemed necessary or desirable by the Board of Managers.

**3.4 Distribution of Cash.** Cash Flow shall be distributed to the Classes as set forth in the Class Schedules.

**3.5 Determinations among Members.** Allocations and distributions among Class Members in accordance with Sections 3.2 and 3.4 hereof, shall be made in the proportions that the Interests of such Class held by each Member of such Class bears to the total Interests of such Class held at that time. All allocations and distributions pursuant to Sections 3.2 and 3.4 hereof, respectively, shall be made to the Members holding Interests of such Class as of the last day of the period for which such allocation or distribution is to be made, all as reflected on the books of the Company, except as otherwise required by law or set forth herein. In the event an Interest is transferred during a fiscal year in accordance with Article 6 hereof, allocations of Profits and Losses, as well as credits and deductions, pursuant to Section 3.2 hereof with respect to such Interest shall be allocated between any transferor and transferee based upon the number of months that each was the recognized holder of such Interest, without regard to the results of Company operations during particular months and without regard to whether Cash Flow distributions were made to the transferor or the transferee, except as otherwise required by law or as set forth herein.

## IV. MANAGEMENT, RIGHTS, POWERS

### 4.1 Board of Managers.

(a) The business and affairs of the Company will be managed under the direction of, and all powers shall be exercised by or under the authority of, a Board of Managers (the "Board of Managers"). The Board of Managers shall have the exclusive right, power and authority to manage and control the business of the Company to accomplish the purposes of the Company, all in the manner and subject to the restrictions set forth herein. The exclusive right, power and authority of the Board of Managers granted hereby may not be exercised, changed, restricted or limited by Members except by an amendment of this Agreement as set forth in Article IX hereof.

(b) The Members shall have no right, power or authority to participate in the management or control of the business of the Company or to act on behalf of the Company in any manner whatsoever, except as set forth in Section 4.5 hereof for those matters requiring the consent of certain Members. The Members hereby consent to the exercise by the Board of Managers of all of the powers conferred upon it by this Agreement. The restrictions upon the right, power and authority of the Members imposed hereby may not be changed, expanded, restricted or limited by Members except by an amendment of this Agreement as set forth in Article IX hereof.

### 4.2 Election of Managers.

(a) The Board of Managers shall consist of the number of Managers set forth in the Class Schedules. The number of Managers may be increased or decreased only by an amendment of this Agreement as set forth in Article IX hereof.

(b) Each Manager shall be elected by the Majority Vote of the Members of the Class entitled to elect such Manager.

(c) Each Manager shall be elected to hold office for a term until the next succeeding annual meeting. Each Manager shall hold office for a term for which the Manager is elected and until the Manager's successor shall have been elected and qualified, or until his or her earlier resignation, removal from office or death.

(d) Any vacancy occurring in the Board of Managers, including any vacancy created by reason of an increase in the number of Managers, may be filled by the affirmative vote of a majority of the remaining Managers though less than a quorum of the Board of Managers. A Manager elected to fill a vacancy shall hold office only until the next election to fill such vacancy.

(e) At a meeting of Members of a Class called expressly for that purpose, any Manager may be removed, with or without cause, by a Majority Vote of the Members of the class entitled to elect such Manager.

**4.3 Committees.** The Board of Managers, by resolution unanimously adopted by all Managers, may designate from among the Managers an Executive Committee and one or more other committees, each of which may consist of one or more Managers and each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Managers, except as provided by law.

**4.4 Powers of Board of Managers.** Subject to Section 4.5 hereof and those matters requiring the consent of certain Members, the Board of Managers shall have all of the powers of a Board of Managers permitted to be granted to the Board of Managers of a limited liability company under the Act, except as otherwise provided by this Agreement. Without limiting the foregoing, the Board of Managers shall have, on behalf of the Company, the full power to: (a) Execute and deliver documents on behalf of the Company; (b) Perform or cause to be performed all of the Company's obligations under any agreement; (c) Expend the capital and profits of the Company in furtherance of the Company's business; (d) Acquire, lease, maintain, operate and dispose of real and personal property in furtherance of the Company's business; (e) Enter into any loan, lease, credit, borrowing, guaranty, indemnity, or similar business arrangements or grant any security interest; (f) Bring and defend actions at law or in equity, and to pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company; (g) Employ officers, employees, agents, administrative or secretarial personnel or other persons necessary for the operation of the business of the Company, and engage or retain attorneys, accountants or brokers; (h) Open and maintain bank accounts for the deposit of Company funds, with withdrawals to be made on the Company's behalf, upon such signature or signatures as the Board of Managers may designate; (I) Determine the time and amount of distributions from the Company to the Members; (j) Enter into partnership, joint venture, limited liability company, corporation or similar business arrangements in furtherance of the Company's business, and exclusively manage, vote and act on behalf of the Company in respect thereof; and, (k) Do any act that is necessary and incidental to carrying out the foregoing. Any Person dealing with the Company or its property shall be entitled to rely fully upon any bill of sale, contract, promissory note or other written instrument signed by a Manager or by the President in the name of and/or on behalf of the Company.

**4.5 Member Consents and Limitations of Powers.** Notwithstanding the provisions of Section 4.4 hereof, the Board of Managers shall not take certain actions as set forth in the Class Schedules without the affirmative votes required of such Classes in such Class Schedules.

**4.6 Compensation and Expenses.** The Board of Managers may receive compensation and reimbursement of any expenses directly incurred in connection with the performance by the Board of Managers of its obligations hereunder in respect of any Class, all as set forth in a separate agreement between the Board of Managers and the Company. Such separate agreement (and any amendment or change thereto) shall require a Majority Vote of each Class affected thereby.

**4.7 Conflicts of Interest.** Each and every Manager or Member may NOT engage in any business that competes, directly or indirectly, with the Company in any manner whatsoever except as set forth herein. Furthermore, each and every Manager or Member may contract or otherwise deal with the Company for the sale or lease of any property, for the rendition of any services or for any other purposes and to receive payments or fees from the Company in connection therewith, all on terms and conditions approved by the Board of Managers or as otherwise set forth in any Class Schedule; provided, however, no rebates, kickbacks or reciprocal arrangements shall be received or entered into by any Manager or Member nor shall any Manager nor Member participate in any business arrangement which would circumvent this or any other provision of this Agreement.

**4.8 Confidentiality.** Each and every member of the Board of Managers and each and every Member hereby acknowledges and agrees that the Company has expended, or will expend, significant time and resources in developing existing and prospective customers, suppliers, opportunities, businesses, concepts, ideas and operations and any information related thereto, including, but not limited to, prices, methods, plans, programs, literature, and documents ("Confidential Information"), all of which each Manager and Member hereby acknowledges and agrees to be proprietary and confidential. Each Manager and Member hereby agrees during their term as a Manager or a Member and for two years thereafter (which time period each Manager and Member acknowledges and agrees is reasonable) that they will not, on their own behalf or in the service of or on behalf of others,
(A) provide or disclose, use or divulge, or allow to be used or divulged, any Confidential Information, to any person for any purpose or in any manner detrimental to or in competition with the interests of the Company, or (B) solicit, divert or hire away, any customer, opportunity or employee of the Company, whether or not such relationship is by written or verbal agreement, full-time, part-time or temporary, or (C) copy or retain any Confidential Information.

**4.9 Board of Managers Meetings.** Meetings of the Board of Managers, or any committee thereof, shall be held when directed by the President, or within 21 days of a request in writing by any Manager. Notice of any meeting shall be sent not less than 2, nor more than 21, days before the scheduled date therefor stating the purpose thereof and the matters to be acted thereon. Meetings will be held at the principal office of the Company or at such other place as the President may designate.

**4.10 Manager Voting.** Each Manager or committee member shall be entitled to one vote unless otherwise set forth herein, in any Class Schedule. Managers or committee members may attend any meeting, or vote on any matter to which they are entitled to vote, in person, by proxy, by email, or by telephone. A majority of the Managers or committee members then appointed, represented in person, by proxy or by telephone, shall constitute a quorum of the Board of Managers or the committee as applicable. If a quorum is present, the affirmative vote of a majority of the Managers or committee members represented at the meeting (a "Majority Vote") shall be the act of the Board of Managers or such committee, unless otherwise provided herein, in any Class Schedule.

**4.11 Action In Lieu of a Meeting.** Any action required or permitted by law or by this Agreement to be taken at any meeting of the Board of Managers or any committee may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by a majority of the Managers or committee members entitled to vote on such action. Notice fairly summarizing the material features of any such action must be given to all Managers or committee members, as applicable, within 10 days after the date of such action.

**4.12 Significant Offers.** It is expressly agreed that each and every offer presented to the Company that involves any merger, sale, acquisition or similar business arrangement involving the Interests or substantially all of the assets of the Company, whether received by any Manager of officer of the company, shall be presented to the Board of Managers.

## V.  OFFICERS

**5.1 Officers.** The Board of Managers may elect or appoint a Chairman, a President, a Secretary, a Treasurer and such other officers and assistants to officers (the "Officers") as the Board of Managers deems necessary or appropriate to actively manage the day-to-day businesses and operations of the Company. Any Officer or agent may be removed by the Board of Managers at any time whenever, in their sole discretion, the best interests of the Company will be served thereby. Any vacancy in any office may be filled by the Board of Managers. Any two (2) or more offices may be held by the same person.

**5.2 Duties.** The Officers and their respective powers, duties and obligations shall be determined by the Board of Managers and shall be subject to the direction and control of the Board of Managers.

**5.3 Compensation and Expenses.** The Board of Managers shall determine the compensation payable and expenses reimbursable to Officers in connection with the performance of their obligations hereunder.

## VI.  TRANSFER RESTRICTIONS

**6.1 Transfer Restrictions.**

(a) This Article VI and the transfer restrictions contained herein shall be and remain effective until such time as the Interests are available for sale or purchase by the general public in a publicly trading securities market (the "Restriction Period"), at which time this Article VI and the transfer restrictions contained herein shall automatically terminate and be of no further force and effect.

(b) During the Restriction Period, neither the Company nor any Member(s) shall sell, transfer, pledge, assign, encumber or in any way alienate all or any portion of any Interests except as provided herein. Any purported transfer in violation hereof shall be void and ineffectual and shall not transfer interest or title to any purported transferee. To this effect, all Interest certificates shall be endorsed with the following legend prior to delivery to any Member:

"The Interests evidenced by this Certificate may not be sold, transferred, pledged, assigned, encumbered or in any way alienated except in accordance with the terms of the Amended and Restated Operating Agreement of the Company, a copy of which is on file with the Secretary of the Company. "

**6.2 Additional Members.** An additional or successor Member shall be admitted to the Company only with the prior written consent of the Company, except that, upon the sale, transfer or assignment to a Permitted Transferee pursuant to Section **6.3** hereof such Permitted Transferee shall, at its request, be admitted as a Member to the Company without the prior written consent of the Company. Thereafter, any and all references herein to the "Members" shall be deemed to reference and include the persons or entities properly admitted hereunder. Any additional Member of any Class shall accept and assume all of the rights, powers, duties and obligations of a Member of such Class hereunder.

**6.3 Permitted Transferees.**

(a) Any Member may sell, transfer, pledge, assign, encumber or in any way alienate all or any portion of their Interests without any restrictions whatsoever to (a) any other Member, (b) any immediate family member of any Member, or (c) any entity owned or controlled by any Member(s) or by any immediate family member of any Member(s), or (d) any person or entity approved by a Majority Vote of the Members (collectively, "Permitted Transferees"); provided such transferee shall become a party to this Agreement and be bound by the provisions hereof.

(b) In the event any Member wishes to sell, transfer or otherwise dispose of all or any portion of their Interests in the Company to any person or entity other than a Permitted Transferee, he (she) shall deliver written notice to the Company and all Members of the identity of the transferee and the price and terms of such transfer. Within 30 days of receipt of such notice, Company may elect to purchase all or any portion of such offered Interests (or if the Company shall not have elected to purchase all of such offered Interests, within 45 days of receipt of such notice, each of the Members may elect to purchase all or any portion of the remaining offered Interests) at the monetary equivalent of the price set forth in the offer and upon the terms set forth in such offer or, at the election of the purchasing Company or Members, upon the terms set forth in Section 6.6 hereof.

(c) To exercise the option set forth in this Section 6.3, the Company and each Member shall give written notice to the Company and all Members of their election to purchase such Interests and the number, price and terms thereof within their allotted time pursuant to Section 6.3(b) above. Each Member electing to purchase Interests hereunder shall be entitled to purchase a proportion of such Interests equal to the ratio of Interests owned by such Member to the total Interests owned by Members electing to purchase the offered Interests. If Company and Members fail to purchase all of the Interests offered for transfer, then the transferring Member shall be free to transfer the remainder of the offered Interests to the original offeree at the same price and on the same terms set forth in the original notice, provided such transfer is completed within 90 days of the original notice and such transferee shall become a party to this Agreement and be bound by the provisions hereof. Any change whatsoever in the identity, price or terms of the offer shall be considered a new offer subject to the restrictions of this Agreement.

**6.4 Tag-A-Long Option.** In the event the Interests offered for transfer pursuant to Section 6.3 hereof, individually or in the aggregate with other Interests offered for transfer, (a)

represent and/or are convertible into 20% or more of the outstanding Interests of any Class of Interests, or represent 20% or more of the Interests held by the Member offering to transfer such Interests, each of the Members shall have the option to "tag-a-long" and participate in such transfer by offering all or a portion of the Interests owned by such Member for transfer at the same price and on the same terms set forth in the original notice. To exercise this option, a Member shall give written notice to the Company and all Members of his(her) election to "tag-a-long" and participate in the transfer of Interests pursuant to the offer and the number of his(her) Interests offered hereunder on or before 45 days after the date of receipt of written notice of the proposed transfer. Each Member electing to offer Interests hereunder shall be entitled to offer and transfer a proportion of the total Interests to be transferred equal to the ratio of Interests owned by such Member to the total Interests owned by Members electing to offer and transfer Interests hereunder. If Members fail to elect to "tag-a-long" and participate in any offer and transfer hereunder, then the transferring Member shall be free to transfer any remainder of the offered Interests to the original offeree at the same price and on the same terms set forth in the original notice, provided such transfer is completed within 90 days of the original notice and such transferee shall become a party to this Agreement and be bound by the provisions hereof. Any change whatsoever in the identity, price or terms of the offer shall be considered a new offer subject to the restrictions of this Agreement.

**6.5 Come-A-Long Option.** In the event the Interests offered for transfer pursuant to Section 6.3 hereof, individually or in the aggregate with other Interests offered for transfer, represent and/or are convertible into 60% or more of the aggregate outstanding Interests of any Class of Interests and the Members are prohibited from purchasing or do not elect, for any reason, to purchase all Interests offered for transfer pursuant to Section 6.3 hereof or to "tag-a-long" pursuant to Section 6.4 hereof, the Members holding 60% or more of the aggregate outstanding Interests of each Class of Interests shall have the option to require the remaining non-participating Members of such Class to "come-a-long" and participate in such transfer by offering and selling all or a portion of the Interests of such Class owned by such Member for transfer at the same price and on the same terms set forth in the original notice. To exercise this option, the electing Members of such Class shall give written notice to the Company and all Members of such Class of their election to require all Members of such Class to "come-a-long" and participate in the transfer of Interests pursuant to the offer on or before 60 days after the date of receipt of written notice of the proposed transfer. Each Member of such Class shall be required to offer and transfer a proportion of the total Interests of such Class to be transferred equal to the ratio of Interests of such Class owned by such Member to the total Interests of such Class owned by Members. Such transfer shall be completed within 90 days of the original notice and such transferee shall not be required to become a party to this Agreement or to be bound by the provisions hereof. Any change whatsoever in the identity, price or terms of the offer shall be considered a new offer subject to the restrictions of this Agreement.

**6.6 Purchase Terms.** At the election of the purchasing Company or Members, the purchase price of Interests to be purchased hereunder by any one purchaser which exceeds $100,000 in the aggregate shall be payable in the following manner:

(a) The greater of $100,000 or 20% of the total purchase price shall be payable within 90 days after the receipt of    written notice from the purchaser electing to purchase such Interests.

(b) Any remainder shall be payable in 24 equal monthly installments of principal and interest with interest at ten percent (10.00%) per annum, first payment to be due 30 days after payment above, such remainder represented by a note with full recourse to the purchaser and further secured by a first priority pledge of all purchased Interests and, if such note exceeds $400,000, a first priority pledge of other Interests owned by such purchaser equal to the lesser of 25% of the number of purchased Interests or the remainder of such purchaser's Interests. The transferor shall bear all taxes, costs and expenses of transfer.

**6.7 Closing.** Conveyance for all Interests sold hereunder, properly endorsed, shall be delivered to the transferee by the transferor on the date of the initial payment required by Section 6.6 hereof or the date set forth in the original offer, as the case may be. A copy of such conveyance shall be delivered to the offices of the Company.

**6.8 Remedies.** Upon the occurrence and continuance of any breach of, or failure to perform, any covenant, agreement, obligation or understanding under this Article VI, any party not in default may, at its option, institute and maintain proceedings to compel specific performance of this Agreement or to enjoin any threatened or actual violation of this Agreement. These remedies shall be cumulative and the exercise hereof shall not impair any party's right to exercise any other right or remedy available to such party by law or equity. No delay or omission in exercising any right or power by any party shall impair any such right or power or constitute a waiver or acquiescence to any breach or default hereof. The waiver, acquiescence, consent or approval of any act, omission, breach or default of a party shall not be deemed to waive, acquiesce or render unnecessary consent or approval of any subsequent similar act.

**6.9 Other Agreements.** In connection with any firmly underwritten public offering of the Company pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Securities (as defined below) for the account of the Company (or any corporation the Company may convert into pursuant to Section 10.1) pursuant to which such Securities are listed on the New York Stock Exchange or quoted on the NASDAQ national market system, the Members agree to execute and deliver to the Company customary lock-up or market stand-off agreements as reasonably required by the Company or any underwriter retained by the Company for such offering.

## VII. TERMINATION, DISSOLUTION

**7.1 Termination.** The Company shall terminate and commence winding up and liquidating upon the first to occur of any of the following (the "Liquidating Events"): (a) the sale of substantially all of the property of the Company; (b) the vote to dissolve, wind up and liquidate the Company by the Board of Managers or by the Majority Vote of each Class (except as otherwise required in a Class Schedule); or (c) the failure to appoint a successor Board of Managers for a period of thirty (30) days after termination of the Board of Managers. The Members hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Liquidating Event.

**7.2 Dissolution.** Upon the termination of the Company as herein provided, a full and general accounting shall be taken of the Company business and the affairs of the Company shall be wound up. Any Profits or Losses occurring since the previous accounting shall be divided and collected among the Members of each Class in accordance with Article 3 hereof. The Members shall wind up and liquidate the Company by selling the Company assets and, after the payment of, or establishment of reserves for, Company liabilities, expenses and fees incurred in connection with such liquidation, by distributing the proceeds therefrom in cash to the Members in accordance with Article 3 hereof.

## VIII. ACCOUNTING, TAX MATTERS

**8.1 Register.** The Company shall maintain a register (the "Register") of the name and address of, and the Interests held by, each Member. Any Member of a Class or its designated representative shall have the right, at any reasonable time, to have access to and inspect and copy, at such Member's expense, the contents of such Register for such Class. Neither the Company nor any Member shall be required to recognize any person or entity as a Member for any purpose hereof unless and until such person or entity is registered in such Register.

**8.2 Accounting Matters.**

(a) Books and Records. The Company shall keep adequate books and records at its principal offices, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Company. Such books and records shall be kept separate and apart from the books and records of any Member or any affiliate thereof. Any Member of any Class or its designated representative shall have the right, at any reasonable time, to have access to and inspect and copy, at such Member's expense, the contents of such books or records pertaining to such Class. Such books and records shall contain the information required by the Act.

(b) Financial Statements. Within a reasonable period after the end of each Company fiscal year, each Member of each Class shall be furnished with a compiled annual report pertaining solely to such Class containing a balance sheet as of the end of such fiscal year and statements of income, Members' equity and changes in financial position, and a cash flow statement for the year then ended, all as they relate to such Class. Such annual statements shall be prepared in accordance with modified cash basis. In addition, the same or similar statements as required in the preceding sentence shall be prepared by the Company on a quarterly basis, and shall be provided to the Members of each Class upon request. Such quarterly statements shall be generated internally by the Company and may be subject to final adjustments.

(c) Accounting Methods. The accounting method used for book and tax purposes of each Class shall be determined by the Board of Managers from time to time if legally permitted.

(d) Independent Audit. The Board of Managers may, but shall not be required to, determine that the books of account and records of the Company shall be audited as of the end of each fiscal year by the Company's independent auditors, which auditors shall be selected by the Board of Managers.

**8.3 Tax Matters.**

(a) Capital Accounts. The Company shall keep individual "Capital Accounts" for each of the Members. With respect to any Member, the Capital Account shall be maintained for such Member in accordance with the capital account maintenance rules set forth in the Code.

(b) Compliance with Code. Notwithstanding anything herein to the contrary, each Member's Capital Account shall be maintained and adjusted in accordance with the Code, including, without limitation, (a) the adjustments permitted or required by Code Sections 704(b) and, to the extent applicable, the principles expressed in Code Section 704(c), and (b) adjustments required to maintain Capital Accounts in accordance with the distribution waterfall set forth in the Class Schedule.

(c) Tax Elections. The Company shall make such elections for Federal, state and local tax purposes as the Board of Managers shall deem in the best interests of the Company.

(d) Tax Matters Member. The Board of Managers shall designate a "tax matters member" for the Company for all intents and purposes required by the Code.

## IX. AMENDMENTS

**9.1 Amendments**. Amendments to this Agreement may be proposed by the holder(s) of not less than 10% of Class A Members affected thereby. Following such proposal the President shall submit to the Members a verbatim statement of any proposed amendment. The President shall seek the written vote or consent of the Members of Class A affected thereby on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. A proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the Majority Vote of Class A affected thereby.

## X. CONVERSION TO A CORPORATION

**10.1 Conversion to a Corporation**.

(a) If the Board of Managers determines that it would be desirable for the Company at any time and for any purpose, the Board of Managers may cause, without the consent of the Members, the conversion of the Company into a corporation in the manner described below. The stock issued by the corporation resulting from such conversion shall be distributed to the Members ratably based on the number of Interests held by each Member immediately prior to such conversion.

(b) By becoming parties to this Operating Agreement, all Members have consented to the conversion of their Interests into shares of stock in a corporation in accordance with the terms set forth herein. Consequently, each of the Members agrees to reasonably cooperate, and cause its affiliates to reasonably cooperate, to take such actions and execute such documents as the Board of Managers may reasonably request, in order to consummate any such proposed reorganization.

## XI. OTHER

**11.1 Indemnification.** Except as otherwise set forth herein, no Board of Managers or Member, nor any owner, director, officer, employee or agent thereof, shall be liable to the Company or to any other Board of Managers or Member for any debt or obligation of the Company, or for any act or omission performed or omitted pursuant to the authority granted by this Agreement or by law which was not the result of the gross negligence or willful misconduct of such Board of Managers, Member, owner, director, officer, employee or agent thereof. Further, the Company, but not the Board of Managers or the Members, will indemnify and hold harmless the Board of Managers and the Members and each and every owner, director, officer, employee and agent thereof from any loss, liability, suit, action, claim, damage, judgment, award, settlement, cost, expense or reasonable attorneys'

fees incurred in connection with any such debt, obligation, action, omission or alleged action or omission.

**11.2 Power of Attorney.**

(a) The Members hereby make, constitute, and appoint the Board of Managers with full power of substitution and re- substitution, their true and lawful attorney-in-fact for them and in their name, place and stead and for their use and benefit to sign, execute, certify, acknowledge, swear to, file and record (a) this Agreement and all agreements, certificates and instruments and other documents amending or changing this Agreement as now or hereafter amended which the Members may deem necessary, desirable or appropriate, including, without limitation, amendments or changes to reflect; (i) the exercise by any Member of any power granted to it under this Agreement; (ii) any amendments adopted by the Members in accordance with the terms of this Agreement; and (iii) disposition by any Member of its Interest in the Company; and (b) any certificates, instruments and documents as may be required by, or may be appropriate under, the laws of the State of Texas.

(b) The Members hereby authorize such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving each such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with the foregoing as fully as such Members might or could do personally, and hereby ratifying and confirming any and all acts any such attorney-in-fact shall lawfully do or cause to be done by virtue thereof or hereof.

(c) The power of attorney granted pursuant to this Section 11.2 is a Special Power of Attorney coupled with an interest and is irrevocable; may be exercised by any such attorney-in-fact by listing the Member executing any agreement, certificate, instrument, or other document with the single signature of any such attorney-in-fact acting as attorney-in-fact for such Member ; shall survive bankruptcy, insolvency, dissolution, or cessation of existence of a Member; and shall survive the delivery of an assignment by a Member of the whole or a portion of its interest in the Company. The Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect such substitution.

**11.3 Disputes**. Any controversy arising under or relating to the interpretation or implementation of this Agreement or the breach thereof shall be construed under the laws of the State of Texas. Venue and jurisdiction for any appeal therefrom shall lie only in Bexar County, Texas. The prevailing party in litigation shall be entitled to payment for all costs and attorneys' fees (both trial and appellate) incurred by it in regard to the proceedings.

**11.4 Remedies.** The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise. All parties shall be entitled to specific performance, injunctive relief or other equitable remedies and shall not be required to post any bonds in connection therewith.

**11.5 Binding upon Successors.** Each and every provision hereof shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assigns of the respective parties hereto, except to the extent explicitly provided to the contrary herein.

**11.6 Severability.** Every provision hereof is intended to be severable, and if any term or provision hereof is illegal or invalid for any reason whatsoever or would affect the Company status of the Company for federal income tax purposes, such provision shall be invalid, but such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

**11.7 Construction.** The titles and captions contained herein are for convenience only and shall not be deemed a part of the context of this Agreement. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

**11.8 Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and shall be binding upon the party or parties who executed the same, but all of such counterparts shall constitute one and the same agreement.

**11.9 Time.** Time is of the essence with respect to this Agreement and the performance of any obligations hereunder.

**11.10 Further Assurances.** The Members agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

**11.11 Notice.** All notices, certificates or other communications hereunder shall be deemed given upon receipt by personal delivery, telephone facsimile or overnight courier, or upon the 3rd day following mailing by registered or certified mail, return receipt requested; such notices to be addressed to the parties at their addresses set forth in the Register, as the same may be changed from time to time. The parties may, by notice given hereunder, designate any different addresses to which subsequent notices, certificates or other communications shall be sent and the Registrar shall be updated to reflect such change.

**11.12 Recording.** This Agreement shall not be recorded without the approval of the Board of Managers.

**11.13 Applicable Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

**11.14 Entire Agreement.** This Agreement constitutes the entire agreement between the Members, and supersedes all prior agreements and undertakings with respect hereto among them.

**11.15 Registered Agent.** The name and address of the Registered Agent and the Registered Offices shall be:

ADELITA CAVADA ANDERSON
10004 Wurzbach Rd #159
San Antonio, Texas 78230.

**11.16 Waiver of Legal Conflict.** Each Manager and Member, by its execution hereof, hereby acknowledges that Adelita Cavada Anderson, and employees thereof, has provided, and will provide, legal services to the Company, including the drafting of this Agreement. Each Manager and Member further acknowledges that directors or officers of Adelita Cavada Anderson, or entities owned or controlled by them, is or may be a Member and that such may result in a legal conflict. Each Manager or Member hereby acknowledges and agrees that Adelita Cavada Anderson, and the employees thereof, does not represent any individual Manager or Member and that each Manager and Member has consulted, or will consult, with independent legal counsel in all dealings with the Company as each Manager or Member deems necessary. Each Manager and Member does hereby waive any conflict that might arise in any legal services provided by Adelita Cavada Anderson, or employees thereof, to the Company.

IN WITNESS WHEREOF, the parties hereto have sworn to and executed this Agreement as of the date first above written.

Owner's Name: _____

Social Security/Tax ID Number: _____

Contribution: $ _____

No. of Interests Owned: _____ Class A Interests

Mailing Address: _____

_____

Telephone:_____ Fax: _____

e-Mail:_____

Signature: X _____

Name: _____

Title: _____

# WATER MARKETS, LLC
## AUTHORIZED CLASSES OF INTERESTS SCHEDULE

**Class Interests.** The Interests of the Company shall include 1,000,000 Units, $0.01 par value. Class A Interests are referred to herein as "Class A Members". Class B Interests are referred to herein as "Class B Members". Class C Interests are referred to herein as "Class C Members".

**Authorized Units.** The Interests of the Company shall include 700,000 Class A Units, 200,000 Class B Units, and 100,000 Class C Units.

**Rights and Obligations.** Each Class of Interests shall have the rights and interests as set forth herein in each Class Schedule.

**Targeted Allocation of Profits.** "Profits" and "Losses," as defined in Section 3.1 of this Agreement, shall be allocated in a manner to cause the Members' ending Capital Account to equal the amount they would receive if the Company were to sell all of its assets for Book Value and liquidate pursuant to the Distribution Waterfall; provided, however, any allocation to any Class Member of losses (which include items thereof) shall be reduced to the extent such allocation, in the good faith judgment of the Board of Managers upon advice of the Company's accountants or counsel, would likely not be respected under Section 704(b) of the Code.

**Distribution of Cash Flow.** "Cash Flow," as defined in Section 3.3 of this Agreement, shall be distributed at such times and in such amounts as the Board of Managers may determine pursuant to the Distribution Waterfall as defined herein. Not less than once every twelve (12) months, the Company shall distribute on an annual basis an amount from earnings, operations or activities, if available, equal to 35% of the profits allocated among members for federal income tax purposes (the "Required Tax Distribution").

**Distribution Waterfall.** Cash available for distribution shall be distributed as follows. First, to the Class A Interest Members in proportion to and to the extent of their Contributed Capital. Second, to the Class B Interest Members to the extent of an in proportion to the Class B Contributed Capital. Third, to the Class C Interest Members to the extent of and in proportion to the Class C Contributed Capital.

**Determinations Among Members.** Allocations and distributions among Classes of Interests shall be made in accordance with Section 3.5 of this Agreement.

**Other Classes.** Upon the approval of the Board of Managers the Company may authorize other Classes separate and apart from the Class A, Class B, or Class C Interests.

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# WATER MARKETS, LLC
## CLASS A INTERESTS SCHEDULE

**Class A Interests.** The Interests of the Company shall include 700,000 Class A Interests, $0.01 par value, which Class A Interests shall have the rights and interests as set forth herein. Members holding Class A Interests are referred to herein as "Class A Members".

**Class A Contributions.** Upon admission of any Class A Member, such Class A Member shall contribute such capital to the Company as defined in the Member Profit Sharing Agreement. Thereafter, such Class A Member is neither expected nor obligated to contribute any further capital contributions or to lend any funds to the Company. No Class A Member will have the right to withdraw, to receive any return of, or to be paid any interest on, any capital contribution to the Company, nor shall any Class A Member be responsible or liable to any Member in any regards thereto.

**Class A Voting.** Class A Members may attend any meeting, or vote on any matter to which they are entitled to vote, in person, by proxy or by telephone. Each Class A Member shall be entitled to one vote for each Class A Interest held by such Member, unless otherwise provided in this Agreement. Holder(s) of a majority of the Class A Interests, represented in person, by proxy, by email, or by telephone, shall constitute a quorum. If a quorum is present, the affirmative vote of holder(s) of a majority of the Class A Interests represented at the meeting (a "Majority Vote") shall be the act of the Class A Members, unless otherwise provided herein.

**Class A Voting Matters.** The following voting matters (the "Class A Voting Matters") are specifically reserved to the Class A Interests and no other Interests shall be entitled to vote or comment on such Class A Voting Matters:

    (1) The election of SEVEN (7) Managers to the Board of Managers (and any removal or replacement thereof);

      (a) Anastasia Valdes (Founder) reserves total authority in the appointment of FOUR (4) Managers to the Board of Managers; and

    (2) Any matters affecting all Class Interests; and

    (3) Any matters involving the admission of a Class A Member or the amendment, issuance, sale, transfer, pledge or assignment of a Class A Interest or any rights therein.

**Class A Member Consents and Limitations of Powers.** Notwithstanding the provisions of Section 4.4 hereof, the Board of Managers shall not take any of the following actions without first obtaining, and the following actions shall require, the affirmative vote of holder(s) of more than 50% of the Class A Interests:

    (a) Enter into any sale, transfer, license or similar arrangement concerning any intellectual property of the Company outside of the ordinary course of business; or

    (b) Enter into any merger, sale, acquisition or similar business arrangement involving the Interests or substantially all of the assets of the Company;

    (c) Elect to dissolve the Company;

    (d) Amend this Agreement;

    (e) Appoint or remove any Board of Managers or co-Board of Managers or increase or decrease the number of Board of Managers;

    (f) Create, offer, issue or sell any Interests, notes, options, warrants, convertible, preferred or other debt or equity interests of any class or kind in the Company ("Securities");

    (g) Enter into any partnership, joint venture, limited liability company, corporation or similar business arrangement not wholly owned by the Company;

    (h) Enter into any loan, lease, credit, borrowing, guaranty, indemnity, or similar business arrangements or grant any security interest, which arrangement or security interest involves amounts, individually or in the aggregate during any twelve- month period, in excess of $5,000,000;

    (i) Bring and defend actions at law or in equity, and to pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company which involve amounts, individually or in the aggregate in any twelve- month period, in excess of $1,000,000; or

    (j) Declare or pay any dividend (whether in cash, notes or Interests) or other similar distribution not otherwise required pursuant to Section 3.4 hereof; or

    (k) Redeem, purchase or repurchase any Interests, notes, options, warrants, convertible, preferred or other debt or equity interests of any class or kind in the Company, other than in accordance with its terms.

**General Voting Matters.** Class A Members are entitled to vote on any and all member matters not specifically reserved to a Class. Any such matters shall require the Majority Vote of the Class A Interests in addition to the required vote of any other Class.

**Allocation of Profits.** "Profits" and "Losses," as defined in Section 3.1 of this Agreement, after allocation of any portions thereof to other Classes of Interest in preference to the Class A Interests as required by any Class Schedule, shall be allocated 100% collectively to the Class A Interests; provided, however, any allocation to any Class A Member of losses (which include items thereof) shall be reduced to the extent such allocation, in the good faith judgment of the Class A Members upon advice of the Company's accountants or counsel, would likely not be respected under Section 704(b) of the Code.

**Distribution of Cash Flow.** "Cash Flow," as defined in Section 3.3 of this Agreement, after allocation of any portions thereof to other Classes of Interest in preference to the Class A Interests as required by any Class Schedule, shall be distributed at such times and in such amounts as the Board of Managers may determine, any such distribution to be distributed 100% collectively to the Class A Interests. Not less than once every twelve (12) months, the Company shall distribute on an annual basis an amount from earnings, operations or activities, if available, equal to 35% of the profits allocated among members for federal income tax purposes (the "Required Tax Distribution").

**Determinations Among Members.** Allocations and distributions among Class A Interests shall be made in accordance with Section 3.5 of this Agreement.

**Other Rights.** The Class A Members hereby ratify and approve, and are hereby granted, all other rights and responsibilities granted to the Class A Members under this Agreement.

**Other Classes.** Upon the approval by holder(s) of a majority of the Class A Interests, in addition to the required vote of any other Class, the Company may authorize other Classes separate and apart from the Class A Interests.

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# WATER MARKETS, LLC

## COUNTERPART JOINDER TO OPERATING AGREEMENT
### ( CLASS A INTERESTS )

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which is hereby acknowledged, the undersigned person(s), owner(s) of the Interests listed opposite their name(s),

I.   hereby join(s) in and agree(s) to be bound by that certain OPERATING AGREEMENT, dated as of September 7, 2017 (the "Operating Agreement"), of WATER MARKETS, LLC, a Texas limited liability company (the "Company"), and certain persons owning Interests in the Company, as they may join from time to time,

II.  hereby represent(s) that they are the sole owner of the Interests in the Company listed opposite their names below, with full power and authority to enter into this JOINDER, and

III. hereby designate(s) the mailing address below as the address for any and all notices and correspondence pursuant to the OPERATING AGREEMENT.

This JOINDER shall be effective immediately upon acceptance by the Company.

IN WITNESS WHEREOF, the undersigned have caused this JOINDER TO OPERATING AGREEMENT to be executed as of_____.

Owner's Name: _____

Social Security/Tax ID Number: _____

Contribution: $_____

No. of Interests Owned: _____Class A Interests

Mailing Address: _____

_____

Telephone:_____Fax: _____

e-Mail:_____

Signature: X _____

Name: _____

Title: _____

Agreed and accepted on_____.

WATER MARKETS, LLC

By: X _____

A-12

# WATER MARKETS, LLC
## CLASS B INTERESTS SCHEDULE

**Class B Interests.** The Interests of the Company shall include 200,000 Class B Interests, $0.01 par value, which Class B Interests shall have the rights and interests as set forth herein. Members holding Class B Interests are referred to herein as "Class B Members".

**Class B Contributions.** Upon admission of any Class B Member, such Class B Member shall contribute such capital to the Company as defined in the Member Profit Sharing Agreement. No Class B Member will have the right to withdraw, to receive any return of, or to be paid any interest on, any capital contribution to the Company, nor shall any Class B Member be responsible or liable to any Member in any regards thereto.

**Class B Rights and Privileges.** Class B Members are officers, or affiliates, or associates, or directors, or managers of the Board of Managers. Class B Members are entitled to the profits and losses of the Company which shall be allocated to each member of the company on the basis of the agreed value of the contributions made by each member. Class B Members, or a representative of the member or assignee of a membership interest, on written request may examine and copy at any reasonable time and at the member or assignee's expense, books and records required to be kept under the Act.

**Class B Grants to Board of Managers.** As defined in Section 11.2 of this Agreement, Class B Members hereby appoint the Board of Managers the right to govern on any and all member matters.

**Allocation of Profits.** "Profits" and "Losses," as defined in Section 3.1 of this Agreement, after allocation of any portions thereof to other Classes of Interest in preference to the Class B Interests as required by any Class Schedule, shall be allocated 100% collectively to the Class B Interests; provided, however, any allocation to any Class B Member of losses (which include items thereof) shall be reduced to the extent such allocation, in the good faith judgment of the Class B Members upon advice of the Company's accountants or counsel, would likely not be respected under Section 704(b) of the Code.

**Distribution of Cash Flow.** "Cash Flow," as defined in Section 3.3 of this Agreement, after allocation of any portions thereof to other Classes of Interest in preference to the Class B Interests as required by any Class Schedule, shall be distributed at such times and in such amounts as the Board of Managers may determine, any such distribution to be distributed 100% collectively to the Class B Interests. Not less than once every twelve (12) months, the Company shall distribute on an annual basis an amount from earnings, operations or activities, if available, equal to 35% of the profits allocated among members for federal income tax purposes (the "Required Tax Distribution").

**Determinations Among Members.** Allocations and distributions among Class B Interests shall be made in accordance with Section 3.5 of this Agreement.

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# WATER MARKETS, LLC

## COUNTERPART JOINDER TO OPERATING AGREEMENT
### ( CLASS B INTERESTS )

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which is hereby acknowledged, the undersigned person(s), owner(s) of the Interests listed opposite their name(s),

I. hereby join(s) in and agree(s) to be bound by that certain OPERATING AGREEMENT, dated as of September 7, 2017 (the "Operating Agreement"), of WATER MARKETS, LLC, a Texas limited liability company (the "Company"), and certain persons owning Interests in the Company, as they may join from time to time,

II. hereby represent(s) that they are the sole owner of the Interests in the Company listed opposite their names below, with full power and authority to enter into this JOINDER, and

III. hereby designate(s) the mailing address below as the address for any and all notices and correspondence pursuant to the OPERATING AGREEMENT.

This JOINDER shall be effective immediately upon acceptance by the Company.

IN WITNESS WHEREOF, the undersigned have caused this JOINDER TO OPERATING AGREEMENT to be executed as of_____.

Owner's Name: _____

Social Security/Tax ID Number: _____

Contribution: $_____

No. of Interests Owned: _____Class B Interests

Mailing Address: _____

_____

Telephone:_____Fax: _____

e-Mail:_____

Signature: X _____

Name: _____

Title: _____

Agreed and accepted on_____.

WATER MARKETS, LLC

By: X _____

# WATER MARKETS, LLC
## CLASS C INTERESTS SCHEDULE

**Class C Interests.** The Interests of the Company shall include 100,000 Class C Interests, $0.01 par value, which Class C Interests shall have the rights and interests as set forth herein. Members holding Class C Interests are referred to herein as "Class C Members".

**Class C Contributions.** Upon admission of any Class C Member, such Class C Member shall contribute such capital to the Company as defined in the Member Interest Agreement. Thereafter, such Class C Member is neither expected nor obligated to contribute any further capital contributions or to lend any funds to the Company. No Class C Member will have the right to withdraw, to receive any return of, or to be paid any interest on, any capital contribution to the Company, nor shall any Class C Member be responsible or liable to any Member in any regards thereto.

**Class C Rights and Privileges.** Class C Members are entitled to the profits and losses of the Company which shall be allocated to each member of the company on the basis of the agreed value of the contributions made by each member. Class C Members, or a representative of the member or assignee of a membership interest, on written request may examine and copy at any reasonable time and at the member or assignee's expense, books and records required to be kept under the Act.

**Class C Grants to Board of Managers.** As defined in Section 11.2 of this Agreement, Class C Members hereby appoint the Board of Managers the right to govern on any and all member matters.

**Allocation of Profits.** "Profits" and "Losses," as defined in Section 3.1 of this Agreement, after allocation of any portions thereof to other Classes of Interest in preference to the Class C Interests as required by any Class Schedule, shall be allocated 100% collectively to the Class C Interests; provided, however, any allocation to any Class C Member of losses (which include items thereof) shall be reduced to the extent such allocation, in the good faith judgment of the Class C Members upon advice of the Company's accountants or counsel, would likely not be respected under Section 704(b) of the Code.

**Distribution of Cash Flow.** "Cash Flow," as defined in Section 3.3 of this Agreement, after allocation of any portions thereof to other Classes of Interest in preference to the Class C Interests as required by any Class Schedule, shall be distributed at such times and in such amounts as the Board of Managers may determine, any such distribution to be distributed 100% collectively to the Class C Interests. Not less than once every twelve (12) months, the Company shall distribute on an annual basis an amount from earnings, operations or activities, if available, equal to 35% of the profits allocated among members for federal income tax purposes (the "Required Tax Distribution").

**Determinations Among Members.** Allocations and distributions among Class C Interests shall be made in accordance with Section 3.5 of this Agreement.

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# WATER MARKETS, LLC

## COUNTERPART JOINDER TO OPERATING AGREEMENT
### ( CLASS C INTERESTS )

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which is hereby acknowledged, the undersigned person(s), owner(s) of the Interests listed opposite their name(s),

IV. hereby join(s) in and agree(s) to be bound by that certain OPERATING AGREEMENT, dated as of September 7, 2017 (the "Operating Agreement"), of WATER MARKETS, LLC, a Texas limited liability company (the "Company"), and certain persons owning Interests in the Company, as they may join from time to time,

V. hereby represent(s) that they are the sole owner of the Interests in the Company listed opposite their names below, with full power and authority to enter into this JOINDER, and

VI. hereby designate(s) the mailing address below as the address for any and all notices and correspondence pursuant to the OPERATING AGREEMENT.

This JOINDER shall be effective immediately upon acceptance by the Company.

IN WITNESS WHEREOF, the undersigned have caused this JOINDER TO OPERATING AGREEMENT to be executed as of_____.

Owner's Name: _____

Social Security/Tax ID Number: _____

Contribution: $_____

No. of Interests Owned: _____Class C Interests

Mailing Address: _____

_____

Telephone:_____Fax: _____

e-Mail:_____

Signature: X _____

Name: _____

Title: _____

Agreed and accepted on_____.

WATER MARKETS, LLC

By: X _____

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# EXHIBIT A

| Water Markets LLC Summary - Issued & Authorized Units | | | | |
|---|---|---|---|---|
| | Class A | Class B | Class C | Total |
| Total Issued Units | 476,240 | 113,000 | 50,573 | **639,813** |
| Available Units | 223,760 | | 49,427 | 273,187 |
| Option Pool | | 87,000 | | 87,000 |
| Total Authorized Units* | 700,000 | 200,000 | 100,000 | 1,000,000 |

*Operations Agreement Approved 7 Sept 2017, Amended 18 Nov 2017

**Remainder of page intentionally left blank.**

| Class A Members | Class A Units | Class A Proportionate Share Issued Units | All Issued Units Proportionate Share |
|---|---|---|---|
| Anastasia Valdes (Founder) | 392,000 | 82% | 61% |
| Greg Goodrich | 70,240 | 15% | 11% |
| Adelita Cavada Anderson | 14,000 | 3% | 2% |

| Total Issued Class A Units | 476,240 |
|---|---|
| Available Pool Class A Units | 223,760 |

| Total Authorized Class C Units* | 700,000 |
|---|---|
| Total Issued All Units | 639,813 |

*Operations Agreement Approved 7 Sept 2017, Amended 18 Nov 2017

**Remainder of page intentionally left blank.**

| Class B Members | Units | Class B Proportionate Share Issued Units | All Issued Units Proportionate Share |
|---|---|---|---|
| Anastasia Valdes (Founder) | 50,000 | 44.25% | 5.00% |
| Adelita Cavada Anderson | 6,000 | 5.31% | 0.60% |
| Jason Hancock | 10,000 | 8.85% | 1.00% |
| Kevin McNearny | 10,000 | 8.85% | 1.00% |
| Keith Chester | 8,000 | 7.08% | 0.80% |
| Gary Goodrich | 1,000 | 0.88% | 0.10% |
| Beth Ross | 8,000 | 7.08% | 0.80% |
| Chris Babis | 5,000 | 4.42% | 0.50% |
| Josey Davila | 4,000 | 3.54% | 0.40% |
| Tyronne McCreary | 10,000 | 8.85% | 1.00% |
| Leo Durnam | 1,000 | 0.88% | 0.10% |

| Total Issued Class B Units | 113,000 |
|---|---|
| Available Pool Class B Units | 87,000 |

| Total Authorized Class C Units* | 200,000 |
|---|---|
| Total Issued All Units | 639,813 |

*Operations Agreement Approved 7 Sept 2017, Amended 18 Nov 2017

**Remainder of page intentionally left blank.**

| Class C Members | Class C Units | Class C Proportionate Share Issued Units | All Issued Units Proportionate Share |
|---|---|---|---|
| Sharon Surra | 1,200 | 2.37% | 0.19% |
| Julie Rogers | 400 | 0.79% | 0.06% |
| Dan & Kim Obrien | 1,000 | 1.98% | 0.16% |
| Greg & Amy Goodrich | 10,000 | 19.77% | 1.56% |
| Dianne Rahm | 1,400 | 2.77% | 0.22% |
| Robert & Ginger Lopez | 1,000 | 1.98% | 0.16% |
| Susan R Osborne | 400 | 0.79% | 0.06% |
| Wayne Tauer | 2,000 | 3.95% | 0.31% |
| Gregory G Graham | 668 | 1.32% | 0.10% |
| Cindy Tuttle | 400 | 0.79% | 0.06% |
| Sam Asvestas | 666 | 1.32% | 0.10% |
| Col. Michael Boots Miller | 2,000 | 3.95% | 0.31% |
| Alissa Lockett | 268 | 0.53% | 0.04% |
| Bishop Ernest Carradine | 2,198 | 4.35% | 0.34% |
| America Espinoza & Michael Flores | 532 | 1.05% | 0.08% |
| Dewon Johnson | 134 | 0.26% | 0.02% |
| Andre and Tara Bullard | 500 | 0.99% | 0.08% |
| Kenyette and Yolanda Martin | 134 | 0.26% | 0.02% |
| Gerald and Della Gooding | 1,666 | 3.29% | 0.26% |
| Danny and Audrey James | 200 | 0.40% | 0.03% |
| Bob Wealot | 800 | 1.58% | 0.13% |
| Heather Wealot | 200 | 0.40% | 0.03% |
| Jennifer Wealot | 200 | 0.40% | 0.03% |
| Leslie Haile | 120 | 0.24% | 0.02% |
| Steven R. Smallwood | 2,000 | 3.95% | 0.31% |
| Aaron R Johnson III | 80 | 0.16% | 0.01% |
| James Roegelein & Alyce Land | 160 | 0.32% | 0.03% |
| Michael Deheck | 1,200 | 2.37% | 0.19% |
| Joseph H Fountain Jr | 1,000 | 1.98% | 0.16% |
| Brett and Lisa Smith | 200 | 0.40% | 0.03% |
| Ryan Houchen | 360 | 0.71% | 0.06% |
| Ivan Cosme and Joannie Rivera | 120 | 0.24% | 0.02% |
| Jim and Maria Aschenbrenner | 1,500 | 2.97% | 0.23% |
| Jimmy Aschenbrenner | 100 | 0.20% | 0.02% |
| Jamaal Ri'chard Moore | 200 | 0.40% | 0.03% |
| De'vonte L Whitmore | 2,000 | 3.95% | 0.31% |
| Andre and Sabrina Felton | 100 | 0.20% | 0.02% |
| David Jeffrey Cruz | 400 | 0.79% | 0.06% |
| Charlette Bickham | 200 | 0.40% | 0.03% |
| Carole Elaine Ducoff | 200 | 0.40% | 0.03% |
| Jack Gillooly | 400 | 0.79% | 0.06% |
| Jim and Anne Gillooly | 1,667 | 3.30% | 0.26% |
| Joan McCarthy | 333 | 0.66% | 0.05% |
| Justin Zuiker | 167 | 0.33% | 0.03% |
| John Pitts | 10,000 | 19.77% | 1.56% |
| Clarence and Brenda Jacobs | 100 | 0.20% | 0.02% |

| Total Issued Class C Units | 50,573 |
|---|---|
| Available Pool Class C Units | 49,427 |

| Total Authorized Class C Units* | 100,000 |
|---|---|
| Total Issued All Units | 639,813 |

*Operations Agreement Approved 7 Sept 2017, Amended 18 Nov 2017